Exhibit 99.3

Dated 5 September 2022

NAVIOS MARITIME PARTNERS L.P.

as Borrower

and

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1

as Lenders

and

HAMBURG COMMERCIAL BANK AG

as Agent, Mandated Lead Arranger

and Security Trustee

LOAN AGREEMENT

relating to a senior secured post-delivery term

loan facility of up to US$210,000,000 to

refinance indebtedness secured on fifteen bulk carrier vessels and five container vessels

Index

Clause		Page
1	Intepretation	1
2	Facility	28
3	Position of the Lenders	28
4	Drawdown	29
5	Interest	30
6	Interest Periods	33
7	Default Interest	33
8	Repayment and Prepayment	34
9	Conditions Precedent	37
10	Representations and Warranties	38
11	General Undertakings	44
12	Corporate Undertakings	50
13	Insurance	52
14	Ship Covenants	59
15	Security Cover	65
16	Payments and Calculations	67
17	Application of Receipts	70
18	Application of Earnings	71
19	Events of Default	73
20	Fees and Expenses	78
21	Indemnities	80
22	No Set-Off or Tax Deduction	82
23	Illegality, etc.	85
24	Increased Costs	85
25	Set-Off	87
26	Transfers and Changes in Lending Offices	88
27	Variations and Waivers	93
28	Notices	96
29	Supplemental	99
30	Bail-In	100
31	Law and Jurisdiction	100

Schedules

Schedule 1 Lenders and Commitments		102
Schedule 2 Drawdown Notice		103
Schedule 3 Condition Precedent Documents		104
Part A		104
Part B		106
Schedule 4 Transfer Certificate		108
Schedule 5 Power of Attorney		112
Schedule 6 Details of Ships and other definitions		113
Schedule 7 Form of Compliance Certificate		117
Schedule 8 Reference Rate Terms		119
Schedule 9 Daily Non-Cumulative Compounded RFR Rate		121
Schedule 10 Cumulative Compounded RFR Rate		123

Execution

Execution Pages		124

THIS AGREEMENT is made on          September 2022

BETWEEN

(1)

NAVIOS MARITIME PARTNERS L.P., a limited partnership formed and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH 96960, as Borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 (Lenders and Commitments), as Lenders;

(3)	HAMBURG COMMERCIAL BANK AG acting through its office at Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany, as Agent;

(4)	HAMBURG COMMERCIAL BANK AG acting through its office at Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany, as Mandated Lead Arranger; and

(5)	HAMBURG COMMERCIAL BANK AG acting through its office at Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany, as Security Trustee.

BACKGROUND

The Lenders have agreed to make available to the Borrower a senior secured post-delivery term loan facility in one advance in an amount of up to the lesser of (i) $210,000,000 and (ii) 35 per cent. of the aggregate Initial Market Value of the Ships, for the purpose of refinancing the Existing Indebtedness secured on the Ships.

OPERATIVE PROVISIONS

IT IS AGREED AS FOLLOWS:

1	INTEPRETATION

1.1	Definitions

Subject to Clause 1.5 (General Interpretation), in this Agreement:

“Account” means each of the Earnings Accounts, the Minimum Liquidity Account and the Retention Account and, in the plural, means all of them;

“Account Bank” means Hamburg Commercial Bank AG, acting in such capacity through its office at Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany, or any successor;

“Account Pledge” means, in relation to each Account, a pledge agreement creating security in respect of that Account and/or any time deposit held with the Account Bank in the Agreed Form and, in the plural, means all of them;

“Accounting Information” means the annual audited consolidated accounts or, as the case may be, the semi–annual unaudited consolidated accounts to be provided by the Borrower to the Agent in accordance with Clause 11.6 (Provision of financial statements) and 11.7 (Form of financial statements), respectively, of the Loan Agreement;

“Additional Business Day” means any day specified as such in the Reference Rate Terms;

“Advance” means the principal amount of the borrowing by the Borrower under this Agreement in respect of the Ships or, as the context may require, the principal amount outstanding of the Advance under this Agreement;

“Agency and Trust Deed” means the agency and trust deed executed or to be executed between the Borrower and the Creditor Parties in the Agreed Form;

“Agent” means Hamburg Commercial Bank AG, acting in such capacity through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, or any successor of it appointed under clause 5 (appointment of a new servicing bank) of the Agency and Trust Deed;

“Agreed Form” means in relation to any document, that document in the form approved in writing by the Agent (acting on the instructions of the Majority Lenders) or as otherwise approved in accordance with any other approval procedure specified in any relevant provisions of any Finance Document;

“Approved Broker” means each of Arrow Valuations Ltd, Barry Rogliano Salles, Clarkson Valuations Limited, Maersk Brokers K/S, Howe Robinson & Co Ltd London, Fearnleys and Simpson Spence Young and, in the plural, means all of them;

“Approved Classification Society” means a first class classification society acceptable to the Agent, being one of Lloyd’s Registry, American Bureau of Shipping (ABS), Det Norske Veritas (DNV), Bureau Veritas (BV), Korean Registry of Shipping, Nippon Kaiji Kyoykai, Registro Italiano Navale or any other member of the International Association of Classification Societies provided that each of the China Classification Society, Russian Maritime Register of Shipping and Indian Register of Shipping shall not, at any time, constitute an Approved Classification Society;

“Approved Flag” means, in relation to a Ship, the Maltese, the Marshall Islands, the Panamanian, the Cypriot and the Liberian flag or such other flag as the Agent may approve (with the authorisation of the Majority Lenders) as the flag on which that Ship is or, as the case may be, shall be registered;

“Approved Flag State” means, in relation to a Ship, the Republic of Malta, the Republic of the Marshall Islands, the Republic of Panama, the Republic of Cyprus and the Republic of Liberia or any other country in which the Agent may approve (with the authorisation of the Majority Lenders) that that Ship is or, as the case may be, shall be registered;

“Approved Manager” means:

(a)	in respect of a Ship, the Initial Approved Manager set out in Schedule 6 (Details of Ships and other definitions);

(b)

in respect of Ship H, Ship J, Ship L and Ship R, each of Synergy Marine Pte. Ltd., Synergy Maritime Private Limited and Synergy Maritime Recruitment Services Private Limited as sub-managers of Ship H, Ship J, Ship L and Ship R; or

(c)

in respect of a Ship, any other company which is a subsidiary or affiliate of Navios Shipmanagement Inc. or of Angeliki Frangou or any other company or sub-manager which the Agent (acting on the instructions of the Majority Lenders) may approve from time to time as commercial and/or technical manager or sub-manager of that Ship;

“Approved Manager’s Undertaking” means, in relation to a Ship, a letter of undertaking including (inter alia) an assignment of an Approved Manager’s rights, title and interest in the Insurances of that Ship executed or to be executed by that Approved Manager in favour of the Security Trustee in the Agreed Form agreeing certain matters in relation to that Approved Manager serving as manager and subordinating its rights against that Ship and the Owner which is the owner thereof to the rights of the Creditor Parties under the Finance Documents and, in the plural, means all of them;

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“Assignable Charter” means, in relation to a Ship, any time charterparty, consecutive voyage charter or contract of affreightment in respect of such Ship having a duration (or capable of exceeding a duration) equal or more than 12 months (including without limitation, any Initial Charter) and any guarantee of the obligations of the charterer under such charter or any bareboat charter in respect of that Ship and any guarantee of the obligations of the charterer under such bareboat charter, entered or to be entered into by the Owner which is the owner thereof and a charterer or, as the context may require, bareboat charterer and, in the plural, means all of them;

“Availability Period” means the period commencing on the date of this Agreement and ending on:

(a)	30 September 2022 (or such later date as the Agent may, with the authorisation of the Majority Lenders, agree with the Borrower); or

(b)	if earlier, the date on which the Total Commitments are fully borrowed, cancelled or terminated;

“Bail-In Action” means the exercise of any Write-down and Conversion Powers;

“Bail-In Legislation” means:

(a)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b)

in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c)	in relation to the United Kingdom, the UK Bail-In Legislation;

“Balloon Instalment” has the meaning given in Clause 8.1 (Amount of Instalments);

“Basel III” means, together:

(a)

the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b)

the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement—Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Hamburg, Athens, Piraeus, New York and London and in relation to:

(i)	any date for payment or purchase of dollars; or

(ii)	the determination of the first day or the last day of an Interest Period or otherwise in relation to the determination of the length of or rate for an Interest Period,

which also is an Additional Business Day;

“Cancellation Notice” has the meaning given in Clause 8.6 (Optional facility cancellation);

“Change of Control” means, in relation to:

(a)	an Owner, a change in:

(i)	the beneficial ownership of any of the shares in that Owner; or

(ii)	the legal ownership of any of those shares; or

(b)

the Borrower, a change which results in Mrs Angeliki Frangou either directly or indirectly (through entities owned and controlled by her or trusts or foundations of which she is the beneficiary) and/or Navios Maritime Holdings Inc. or any of their affiliates being the ultimate beneficial owner of, or having ultimate control of the voting rights attaching to:

(i)	less than 5 per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Borrower; or

(ii)	less than 100 per cent. of all the issued shares in the general partner of the Borrower, which is currently Olympos Maritime Ltd;

“Central Bank Rate” has the meaning given to that term in the Reference Rate Terms;

“Central Bank Rate Adjustment” has the meaning given to that term in the Reference Rate Terms;

“Central Bank Rate Spread” has the meaning given to that term in the Reference Rate Terms;

“Charterparty Assignment” means, in relation to an Assignable Charter, an assignment of the rights of the Owner who is a party to that Assignable Charter under that Assignable Charter and any guarantee of such Assignable Charter executed or to be executed by that Owner in favour of the Security Trustee in the Agreed Form and, in the plural, means all of them;

“Code” means the US Internal Revenue Code of 1986;

“Collateral Guarantee” means, in relation to each Owner, a guarantee of the obligations of the Borrower under this Agreement and the other Finance Documents to which the Borrower is a party, in the Agreed Form;

“Commitment” means, in relation to a Lender, the amount in respect of the Advance set opposite its name in Schedule 1 (Lenders and Commitments), or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this Agreement (and “Total Commitments” means the aggregate of the Commitments of all the Lenders);

“Compliance Certificate” means a certificate in the form set out in Schedule 7 (Form of Compliance Certificate) (or in any other form which the Agent approves or requires) to be provided at the times and in the manner set out in Clause 11.21 (Compliance Certificate);

“Compounded Reference Rate” means in relation to any RFR Banking Day during the Interest Period of the Advance or any part of the Advance, the percentage rate per annum which is the Daily Non-Cumulative Compounded RFR Rate for that RFR Banking Day;

“Compounding Methodology Supplement” means, in relation to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate, a document which:

(a)	is agreed in writing by the Borrower and the Agent (in its own capacity) and the Agent (acting on the instructions of the Lenders);

(b)	specifies a calculation methodology for that rate; and

(c)	has been made available to the Borrower and each Creditor Party;

“Contractual Currency” has the meaning given in Clause 21.5 (Currency indemnity);

“Contribution” means, in relation to a Lender, the part of the Loan which is owing to that Lender;

“Creditor Party” means the Agent, the Security Trustee, the Mandated Lead Arranger or any Lender, whether as at the date of this Agreement or at any later time and, in the plural, means all of them;

“Cumulative Compounded RFR Rate” means, in relation to an Interest Period for the Advance or any part of the Advance, the percentage rate per annum determined by the Agent (or by any other Creditor Party which agrees to determine that rate in place of the Agent) in accordance with the methodology set out in Schedule 10 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement;

“Daily Non-Cumulative Compounded RFR Rate” means, in relation to any RFR Banking Day during an Interest Period for the Advance or any part of the Advance, the percentage rate per annum determined by the Agent (or by any other Creditor Party which agrees to determine that rate in place of the Agent) in accordance with the methodology set out in Schedule 9 (Daily Non-Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement;

“Daily Rate” means the rate specified as such in the Reference Rate Terms.

“Disruption Event” means either or both of:

(a)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Loan (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other, Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted;

“Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown Date” means, the date requested by the Borrower for the Advance to be borrowed, or (as the context requires) the date on which the Advance is actually borrowed;

“Drawdown Notice” means a notice in the form set out in Schedule 2 (Drawdown Notice) (or in any other form which the Agent approves or reasonably requires);

“Earnings” means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Owner owning that Ship or the Security Trustee and which arise out of the use or operation of that Ship, including (but not limited to):

(a)	except to the extent that they fall within paragraph (b);

(i)	all freight, hire and passage moneys;

(ii)	compensation payable to that Owner or the Security Trustee in the event of requisition of its Ship for hire;

(iii)	remuneration for salvage and towage services;

(iv)	demurrage and detention moneys;

(v)	damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship; and

(vi)	all moneys which are at any time payable under any Insurances in respect of loss of hire; and

(b)

if and whenever that Ship is employed on terms whereby any moneys falling within sub-paragraphs (i) to (vi) of paragraph (a) are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Ship;

“Earnings Account” means, in relation to a Ship, an account in the name of the Owner owning that Ship with the Account Bank designated “[name of relevant Owner] - Earnings Account”, or any other account (with that or another office of the Account Bank) which replaces such account and is designated by the Agent as that Earnings Account for the purposes of this Agreement;

“EBITDA” means the aggregate amount of combined pre-tax profits of the Group before extraordinary or exceptional items, interest, depreciation and amortisation as shown, at any relevant time, by the most recent Accounting Information;

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway;

“Environmental Claim” means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and “claim” means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

“Environmental Incident” means, in relation to a Ship:

(a)	any release of Environmentally Sensitive Material from that Ship; or

(b)

any incident in which Environmentally Sensitive Material is released from a vessel other than that Ship and which involves a collision between that Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which that Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or that Ship and/or the Owner which is the owner thereof and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)

any other incident in which Environmentally Sensitive Material is released otherwise than from that Ship and in connection with which that Ship is actually or potentially liable to be arrested and/or where the Owner which is the owner thereof and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

“Environmental Law” means any law, regulation, convention and agreement relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;

“Environmentally Sensitive Material” means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;

“EU Bail-In Legislation Schedule” means the document described as such and published by the LMA from time to time;

“EU Ship Recycling Regulation” means Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC;

“Event of Default” means any of the events or circumstances described in Clause 19.1 (Events of Default);

“Existing Indebtedness” means, at any date, any outstanding Financial Indebtedness on that date under the Existing Loan Agreements;

“Existing Loan Agreements” means together:

(a)

a loan agreement dated 11 May 2021 (as amended and supplemented from time to time) and made among, inter alios, (i) Owner A to Owner N as joint and several borrowers, (ii) the banks and financial institutions listed in schedule 1 therein as lenders, (iii) Hamburg Commercial Bank AG as agent, (iv) Hamburg Commercial Bank AG as mandated lead arranger and (v) Hamburg Commercial Bank AG as security trustee; and

(b)

a loan agreement dated 14 December 2021 (as amended and supplemented from time to time) and made among, inter alios, (i) Owner O to Owner S as joint and several borrowers, (ii) the banks and financial institutions listed in schedule 1 therein as lenders, (iii) Hamburg Commercial Bank AG as agent, (iv) Hamburg Commercial Bank AG as mandated lead arranger and (v) Hamburg Commercial Bank AG as security trustee;

“Existing Security Interests” means any Security Interests created to secure the Existing Indebtedness;

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA;

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction;

“Final Repayment Date” means the date falling 33 months from the Drawdown Date;

“Final Repayment Date” means, in relation to the Advance, the date falling on the earlier of (i) the date falling 33 months from the Drawdown Date and (ii) 30 June 2025;

“Finance Documents” means together:

(a)	this Agreement;

(b)	the Agency and Trust Deed;

(c)	the Account Pledges;

(d)	the Collateral Guarantees;

(e)	the Mortgages;

(f)	the General Assignments;

(g)	any Charterparty Assignments;

(h)	the Approved Manager’s Undertakings;

(i)	any Reference Rate Supplement;

(j)	any Compounding Methodology Supplement; and

(k)

any other document (whether creating a Security Interest or not) which is executed at any time by the Borrower, an Owner, an Approved Manager or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders under this Agreement or any of the other documents referred to in this definition and, in the singular, means any of them;

“Financial Indebtedness” means, in relation to a person (the “debtor”), any actual or contingent liability of the debtor:

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)

under a financial lease, a deferred purchase consideration arrangement (in each case, other than in respect of assets or services obtained on normal commercial terms in the ordinary course of business) or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)

under any foreign exchange transaction, any interest or currency swap, exchange or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)	under receivables sold or discounted (other than any receivables to the extent that they are sold on a non-recourse basis); or

(g)

under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within (a) to (f) if the references to the debtor referred to the other person;

“Financial Year” means, in relation to the Borrower, an Owner and the Group, each period of one year commencing on 1 January in respect of which its individual or, as the case may be, consolidated accounts are or ought to be prepared;

“Fleet Vessels” means all of the vessels (including, but not limited to, the Ships) from time to time wholly owned by members of the Group and, in the singular, means any of them;

“General Assignment” means, in relation to a Ship, a general assignment of (inter alia) the Earnings, the Insurances and any Requisition Compensation relative to that Ship in the Agreed Form and, in the plural, means all of them;

“Group” means the Borrower, each Owner and all subsidiaries directly or indirectly owned by the Borrower and “member of the Group” shall be construed accordingly;

“Initial Approved Manager” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Initial Charter” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Initial Charterer” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Initial Market Value” means, in relation to a Ship, the Market Value thereof calculated in accordance with the valuation(s) relative thereto referred to in paragraph 5 of Schedule 3 (Condition Precedent Documents), Part B;

“Instalment” has the meaning given in Clause 8.1 (Amount of Instalments);

“Insurances” means, in relation to a Ship:

(a)

all policies and contracts of insurance (including, without limitation, any loss of hire insurance) and any reinsurance, policies or contracts, including entries of that Ship in any protection and indemnity or war risks association, effected in respect of that Ship, its Earnings or otherwise in relation to it whether before, on or after the date of this Agreement; and

(b)

all rights (including, without limitation, any and all rights or claims which the Owner owning that Ship may have under or in connection with any cut-through clause relative to any reinsurance contract relating to the aforesaid policies or contracts of insurance) and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium and any rights in respect of any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement;

“Interest Cover” means, at any relevant time, the ratio of:

(a)	EBITDA; to

(b)	Interest Expenses less interest income;

“Interest Expenses” means, for any relevant financial period, the aggregate interest paid or payable by the Group and any member thereof as shown, at any relevant time, in the most recent Accounting Information delivered by the Borrower pursuant to Clause 11.6 (Provision of financial statements);

“Interest Payment” means the aggregate amount of interest that is, or is scheduled to become, payable under any Finance Document;

“Interest Period” means a period determined in accordance with Clause 5.1 (Interest Periods) or selected in accordance with paragraph (b) of Clause 7.3 (Calculation of default rate of interest);

“Inventory of Hazardous Materials” means, in relation to a Ship, an inventory certificate or statement of compliance (as applicable) issued by that Ship’s Approved Classification Society which is supplemented by a list of any and all materials known to be potentially hazardous utilised in the construction of, or otherwise installed on, that Ship, pursuant to the requirements of the EU Ship Recycling Regulation;

“ISM Code” means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation as the same may be amended or supplemented from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code);

“ISPS Code” means the International Ship and Port Facility Security Code as adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time;

“ISSC” means a valid and current International Ship Security Certificate issued under the ISPS Code;

“Lender” means, subject to Clause 26.6 (Lender re-organisation), a bank or financial institution listed in Schedule 1 (Lenders and Commitments) and acting through its branch indicated in Schedule 1 (Lenders and Commitments) (or through another branch notified to the Agent under Clause 26.15 (Change of lending office)) or its transferee, successor or assign;

“Liquid Funds” means, as at the date of calculation or, as the case may be, for any accounting period, the aggregate of any cash deposits legally or beneficially held by all members of the Group and including any funds held by the Agent and other banks from time to time as minimum liquidity requirements;

“LMA” means the Loan Market Association or any successor organisation;

“Loan” means the principal amount for the time being outstanding under this Agreement;

“Loan Shortfall Prepayment Date” has the meaning given in Clause 15.2 (Prepayment; provision of additional security);

“Lookback Period” means the number of days specified as such in the Reference Rate Terms;

“LSW 1189” means the London Standard Wording for marine insurances which incorporates the German Direct Mortgage Clause;

“Major Casualty” means, in relation to a Ship, any casualty to that Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $500,000 or the equivalent in any other currency;

“Majority Lenders” means:

(a)	before the Advance is made, Lenders whose Commitments total 66 2/3 per cent. of the Total Commitments; and

(b)	after the Advance is made, Lenders whose Contributions total 66 2/3 per cent. of the Loan;

“Mandated Lead Arranger” means Hamburg Commercial Bank AG, acting in such capacity through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, or any successor;

“Mandatory Minimum Liquidity Amount” has the meaning given to such term in Schedule 6 (Details of Ships and other definitions);

“Margin” means 2.50 per cent. per annum;

“Market Disruption Credit Adjustment Spread” means any rate which is specified as such in the Reference Rate Terms;

“Market Disruption Rate” means the rate specified as such in the Reference Rate Terms;

“Market Value” means, in relation to a Ship or a Fleet Vessel, the market value thereof determined in accordance with Clause 15.3 (Valuation of Ships);

“Market Value Adjusted Leverage” means, at any relevant time, the ratio of:

(a)	the Total Debt less cash (which shall have the meaning given thereto under the US GAAP); to

(b)	the Market Value Adjusted Total Assets less cash (which shall have the meaning given thereto under the US GAAP);

“Market Value Adjusted Total Assets” means, at any time, Total Assets adjusted to reflect the difference between the book values of all Fleet Vessels and the aggregate Market Value of all Fleet Vessels (taking into account the benefit of any charters);

“Material Adverse Change” means any event or series of events which, in the opinion of the Majority Lenders, is likely to have a Material Adverse Effect;

“Material Adverse Effect” means, in the reasonable opinion of the Majority Lenders, a material adverse effect on:

(a)	the business, property, assets, liabilities, operations or condition (financial or otherwise) of the Borrower and/or any Security Party taken as a whole;

(b)

the ability of the Borrower, an Approved Manager and/or any Security Party to (i) comply with or perform any of its obligations or (ii) discharge any of its liabilities, under any Finance Document as they fall due; or

(c)	the validity, legality or enforceability of any Finance Document;

“Minimum Liquidity Account” means an account in the name of the Borrower with the Account Bank designated “Navios Maritime Partners L.P. – Minimum Liquidity Account”, or any other account (with that or another office of the Account Bank) which replaces such account and is designated by the Agent as the Minimum Liquidity Account for the purposes of this Agreement;

“Mortgage” means, in relation to a Ship, the first preferred ship mortgage or, as the case may be, first priority ship mortgage and deed of covenant collateral thereto, on that Ship, in the Agreed Form and, in the plural, means all of them;

“Mortgaged Ship” means a Ship which is subject to a Mortgage at the relevant time and, in the plural, means all of them;

“Net Worth” means the amount by which the Total Assets (based on book values) exceed the Total Liabilities on a consolidated group level;

“Notifying Lender” has the meaning given in Clause 23.1 (Illegality) or Clause 24.1 (Increased costs) as the context requires;

“Owner” means each of Owner A, Owner B, Owner C, Owner D, Owner E, Owner F, Owner G, Owner H, Owner I, Owner J, Owner K, Owner L, Owner M, Owner N, Owner O, Owner P, Owner Q, Owner R and Owner S and, in the plural, means all of them;

“Owner A” means Hyperion Enterprises Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner B” means Alegria Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner C” means Orbiter Shipping Corp., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner D” means Aurora Shipping Enterprises Ltd., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner E” means Kymata Shipping Co., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner F” means Pearl Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner G” means Andromeda Shiptrade Limited, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner H” means Rubina Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner I” means Topaz Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner J” means Christal Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner K” means Cheryl Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner L” means Beryl Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner M” means Camelia Shipping Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner N” means Balder Maritime Ltd, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner O” means Faith Marine Ltd., a corporation incorporated and existing under the laws of the Republic of Liberia whose registered address is at 80 Broad Street, Monrovia, Liberia;

“Owner P” means Red Rose Shipping Corp., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner Q” means Kleimar NV, a public limited liability company (naamloze vennootschap/sociéte anonyme) incorporated under the laws of Belgium with its registered office (zetel/siège) at Suikerrui 5, 2000 Antwerp, Belgium, and registered with the Crossroads Bank for Enterprises under number 0426.557.894, RLE Antwerp, section Antwerp;

“Owner R” means Jasmine Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Owner S” means Moonstone Shipping Corporation, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Participating Member State” means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“Party” means a party to a Finance Document;

“Payment Currency” has the meaning given in Clause 21.5 (Currency indemnity);

“Permitted Security Interests” means:

(a)	Security Interests created by the Finance Documents;

(b)	at any time prior to or on the Drawdown Date, any Existing Security Interest;

(c)	liens for unpaid master’s and crew’s wages in accordance with usual maritime practice;

(d)	liens for salvage;

(e)	liens arising by operation of law for not more than one month’s prepaid hire under any charter in relation to a Ship not prohibited by this Agreement;

(f)

liens for master’s disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of a Ship, provided such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the relevant Owner in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to paragraph (d) of Clause 14.13 (Restrictions on chartering, appointment of managers etc.);

(g)

any Security Interest created in favour of a plaintiff or defendant in any proceedings or arbitration as security for costs and expenses while an Owner is actively prosecuting or defending such proceedings or arbitration in good faith; and

(h)

Security Interests arising by operation of law in respect of taxes which are not overdue for payment or in respect of taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made.

“Pertinent Document” means:

(a)	any Finance Document;

(b)	any policy or contract of insurance contemplated by or referred to in Clause 13 (Insurance)or any other provision of this Agreement or another Finance Document;

(c)	any other document contemplated by or referred to in any Finance Document; and

(d)

any document which has been or is at any time sent by or to a Servicing Bank in contemplation of or in connection with any Finance Document or any policy, contract or document falling within paragraphs (a) or (c);

“Pertinent Jurisdiction” in relation to a company, means:

(a)	England and Wales;

(b)	the country under the laws of which the company is incorporated or formed;

(c)	a country in which the company has the centre of its main interests or which the company’s central management and control is or has recently been exercised;

(d)	a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e)

a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a branch or permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

(f)

a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company, whether as a main or territorial or ancillary proceedings, or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c);

“Potential Event of Default” means an event or circumstance which, with the giving of any notice, the lapse of time, a reasonable determination of the Majority Lenders and/or the satisfaction of any other condition, would constitute an Event of Default;

“Prepayment Notice” has the meaning given in Clause 8.5 (Conditions for voluntary prepayment);

“Quotation Day” means in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the relevant syndicated loan market in which case the Quotation Day will be determined by the Agent in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days);

“Reference Rate Terms” means the terms set out in Schedule 8 (Reference Rate Terms) or in any Reference Rate Supplement;

“Reference Rate Supplement” means a document which:

(a)	is agreed in writing by the Borrower and the Agent (in its own capacity) and the Agent (acting on the instructions of the Lenders);

(b)	specifies the relevant terms which are expressed in this Agreement to be determined by reference to the Reference Rate Terms; and

(c)	has been made available to the Borrower and each Creditor Party;

“Relevant Market” means the market specified as such in the Reference Rate Terms;

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board;

“Relevant Person” has the meaning given in Clause 19.9 (Relevant Persons);

“Repayment Date” means the date falling three months after the Drawdown Date and each of the dates falling at three-monthly intervals thereafter and the Final Repayment Date;

“Replacement Reference Rate” means a reference rate which is:

(a)	formally designated, nominated or recommended as the replacement for the RFR by:

(i)	the administrator of the RFR (provided that the market or economic reality that such reference rate measures is the same as that measured by the RFR); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Reference Rate” will be the replacement under paragraph (ii) above;

(b)	in the reasonable opinion of the Lenders and the Borrower, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to the RFR; or

(c)	in the reasonable opinion of the Lenders and the Borrower, an appropriate successor or alternative to the RFR;

“Reporting Day” means the day specified as such in the Reference Rate Terms;

“Reporting Time” means the relevant time (if any) specified as such in the Reference Rate Terms;

“Requisition Compensation” includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of “Total Loss”;

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers;

“Restricted Party” means a person that is:

(a)	listed on, or owned or controlled by a person listed on any Sanctions List;

(b)

located in, organised under the laws of, or owned or controlled by, or acting on behalf of, a person located in or organised under the laws of a country or territory which is a subject of country-wide or territory-wide Sanctions (any such country or territory, a “Sanctioned Country”); or

(c)	otherwise a subject of Sanctions.

“Retention Account” means an account in the name of the Borrower with the Account Bank designated “Navios Maritime Partners L.P. – Retention Account”, or any other account (with that or another office of the Account Bank) which replaces this account and is designated by the Agent as the Retention Account for the purposes of this Agreement;

“RFR” means the rate specified as such in the Reference Rate Terms;

“RFR Banking Day” means any day specified as such in the Reference Rate Terms;

“RFR Replacement Event” means:

(a)	the methodology, formula or other means of determining the RFR has, in the opinion of the Lenders and the Borrower, materially changed;

(b)

(i)	the administrator of the RFR or its supervisor publicly announces that such administrator is insolvent; or

(ii)

information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of the RFR is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide the RFR;

(c)

the administrator of the RFR publicly announces that it has ceased or will cease, to provide the RFR permanently or indefinitely and, at that time, there is no successor administrator to continue to provide the RFR;

(d)	the supervisor of the administrator of the RFR publicly announces that the RFR has been or will be permanently or indefinitely discontinued; or

(e)	the administrator of the RFR or its supervisor publicly announces that the RFR may no longer be used; or

(f)

the administrator of the RFR (or the administrator of an interest rate which is a constituent element of the RFR) determines that the RFR should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Lenders) temporary; or

(ii)	the RFR is calculated in accordance with any such policy or arrangement for a period which is no less than 10 Additional Business Days; or

(g)	in the opinion of the Lenders and the Borrower, the RFR is otherwise no longer appropriate for the purposes of calculating interest under this Agreement;

“Sanctions” means any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by:

(a)	the Security Council of the United Nations;

(b)	the United States;

(c)	the United Kingdom;

(d)	the European Union;

(e)	any member state of the European Union in each case if applicable to any Party of this Agreement, a Ship or any Security Party;

(f)	any country to which any Security Party or the Borrower or any affiliate of any of them is bound; or

(g)

the governments and official institutions or agencies of any of the foregoing, including without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of State, and Her Majesty’s Treasury (“HMT”),

((a) to (g) together “Sanctions Authorities” and each a “Sanctions Authority”).

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the “Consolidated List of Financial Sanctions Targets and Investment Ban List” maintained by HMT, or any similar list maintained by, or public announcement of a Sanctions designation made by, a Sanctions Authority, each as amended, supplemented or substituted from time to time.

“Secured Liabilities” means all liabilities which the Borrower, the Security Parties or any of them have, at the date of this Agreement or at any later time or times, under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

“Security Cover Ratio” means, at any relevant time, the aggregate of (i) the aggregate of the Market Value of the Mortgaged Ships, (ii) the credit balance standing at such time to the credit of the Retention Account and (iii) the net realisable value of any additional security provided at that time under Clause 15 (Security Cover) at that time expressed as a percentage of the Loan;

“Security Interest” means:

(a)	a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind; and

(b)	the rights of a plaintiff under an action in rem;

“Security Party” means the Borrower, each Owner and any other person (except a Creditor Party or an Approved Manager) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within the final paragraph of the definition of “Finance Documents”;

“Security Period” means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrower, the Security Parties and the other Creditor Parties that:

(a)	all amounts which have become due for payment by the Borrower, an Approved Manager or any Security Party under the Finance Documents have been paid;

(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

(c)

neither the Borrower, an Approved Manager nor any Security Party has any future or contingent liability under Clauses 20 (Fees and Expenses), 21 (Indemnities) or 22 (No Set-Off or Tax Deduction) or any other provision of this Agreement or another Finance Document; and

(d)

the Agent, the Mandated Lead Arranger, the Security Trustee and the Majority Lenders do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of the Borrower, an Approved Manager or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document;

“Security Trustee” means Hamburg Commercial Bank AG, acting in such capacity through its office at Gerhart-Hauptmann-Platz 50, D-20095, Hamburg, Germany, or any successor of it appointed under clause 5 of the Agency and Trust Deed;

“Servicing Bank” means the Agent or the Security Trustee;

“Shareholder A” means Navios Maritime Operating L.L.C., a company formed and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Shareholder B” means, together, Camco Holdings Limited and Nav Holdings Limited, each a company incorporated under the laws of the Republic of Malta whose registered office is at 25/16 Vincenti Buildings, Strait Street, Valletta, Malta;

“Shareholder C” means Veja Navigation Company, a corporation incorporated and existing under the laws of the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH96960;

“Ship” means each of Ship A, Ship B, Ship C, Ship D, Ship E, Ship F, Ship G, Ship H, Ship I, Ship J, Ship K, Ship L, Ship M, Ship N, Ship O, Ship P, Ship Q, Ship R, Ship S and Ship T, and, in the plural, means all of them;

“Ship A” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship B” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship C” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship D” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship E” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship F” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship G” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship H” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship I” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship J” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship K” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship L” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship M” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship N” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship O” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship P” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship Q” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship R” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship S” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Ship T” has the meaning ascribed thereto in Schedule 6 (Details of Ships and other definitions);

“Total Assets” means, as at the date of calculation or, as the case may be, for any accounting period, the total assets of the Group (including, without limitation, the Ships) as at that date (based on book values) or for that period (which shall have the meaning given thereto under the US GAAP) as shown in the most recent Accounting Information delivered by the Borrower pursuant to Clause 11.6 (Provision of financial statements);

“Total Debt” means, as at the date of calculation or, as the case may be, for any accounting period, the total debt of the Group as at that date or for that period (which shall have the meaning given thereto under the US GAAP) as shown in the most recent Accounting Information delivered by the Borrower pursuant to Clause 11.6 (Provision of financial statements);

“Total Liabilities” means, as at the date of calculation or, as the case may be, for any accounting period, the total liabilities of the Group as at that date or for that period (which shall have the meaning given thereto under the US GAAP) as shown in the most recent Accounting Information delivered by the Borrower pursuant to Clause 11.6 (Provision of financial statements);

“Total Loss” means, in relation to a Ship:

(a)	actual, constructive, compromised, agreed or arranged total loss of that Ship;

(b)

any expropriation, confiscation, requisition or acquisition of that Ship, whether for full or part consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority unless it is within one month from the date of such occurrence redelivered to the full control of the Owner owning that Ship excluding a requisition for hire a fixed period not exceeding 90 days without any right to an extension;

(c)	any condemnation of that Ship by any tribunal or by any person or person claiming to be a tribunal; and

(d)

any arrest, capture, seizure, confiscation or detention of that Ship (including any hijacking or theft) unless it is within the Relevant Period redelivered to the full control of the Owner owning that Ship;

“Relevant Period” means:

(a)	in the case of any arrest, capture, seizure, confiscation or detention of a Ship (including any hijacking or theft), other than piracy, within 90 days; and

(b)

in the case of piracy, if the relevant underwriters confirm to the Agent in writing prior to the end of the 90-day period referred to in (i) above that the relevant Ship is subject to an approved piracy insurance cover, the earlier of 270 days after the date on which that Ship is captured by pirates and the date on which the piracy insurance cover expires;

“Total Loss Date” means, in relation to a Ship:

(a)	in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:

(i)	30 days after the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the Owner owning that Ship with that Ship’s insurers in which the insurers agree to treat the Ship as a total loss; and

(c)	in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Agent that the event constituting the total loss occurred;

“Transfer Certificate” has the meaning given in Clause 26.2 (Transfer by a Lender);

“Trust Property” has the meaning given in clause 3.2 (definition of “trust property”) of the Agency and Trust Deed;

“UK Bail-In Legislation” means Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutes or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

“Underlying Documents” means any Assignable Charters and, in the singular, means any of them;

“US” means the United States of America;

“US GAAP” means generally accepted accounting principles as from time to time in effect in the US; and

“US Tax Obligor” means:

(a)	the Borrower if it is resident for tax purposes in the US; or

(b)	the Borrower or a Security Party some or all whose payments under the Finance Documents are from sources within the US for US federal income tax purposes;

“Write-down and Conversion Powers” means:

(a)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)	in relation to any other applicable Bail-In Legislation other than the UK Bail In Legislation:

(i)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation; and

(c)

in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers.

1.2	Construction of certain terms

In this Agreement:

(a)	a reference to:

“administration notice” means a notice appointing an administrator, a notice of intended appointment and any other notice which is required by law (generally or in the case concerned) to be filed with the court or given to a person prior to, or in connection with, the appointment of an administrator;

“approved” means, for the purposes of Clause 13 (Insurance), approved in writing by the Agent at its discretion;

“asset” includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

“company” includes any partnership, joint venture and unincorporated association;

“consent” includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

“contingent liability” means a liability which is not certain to arise and/or the amount of which remains unascertained;

“document” includes a deed; also a letter or fax;

“excess risks” means, in relation to a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which that Ship is assessed for the purpose of such claims;

“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

“gross negligence” means a form of negligence which is distinct from ordinary negligence, in which the due diligence and care which are generally to be exercised have been disregarded to a particularly high degree, in which the plainest deliberations have not been made and that which should be most obvious to everybody has not been followed;

“law” includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

“legal or administrative action” means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

“months” shall be construed in accordance with Clause 1.3 (Meaning of “month”);

“obligatory insurances” means, in relation to a Ship, all insurances effected, or which the Owner owning that Ship is obliged to effect in respect of that Ship, under Clause 13 (Insurance) or any other provision of this Agreement or another Finance Document;

“parent company” has the meaning given in Clause 1.4 (Meaning of “subsidiary”);

“person” includes any individual, any partnership, any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;

“policy” in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

“protection and indemnity risks” means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 1 of the Institute Time Clauses (Hulls) (1/10/83) or clause 6 of the International Hull Clauses (1/11/02) (1/11/03) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

“regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency (monetary or otherwise), department, central bank, regulatory, self-regulatory or other authority or organisation;

“subsidiary” has the meaning given in Clause 1.4 (Meaning of “subsidiary”);

“successor” includes any person who is entitled (by assignment, novation, merger or otherwise) to any person’s rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

“tax” includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine; and

“war risks” includes the risk of mines and all risks excluded by clauses 29, 30 or 31 of the International Hull Clauses (1/11/02), clauses 29 or 30 of the International Hull Clauses (1/11/03), clauses 24, 25 or 26 of the Institute Time Clauses (Hulls) (1/11/95) or clauses 23, 24 or 25 of the Institute Time Clauses (Hulls) (1/10/83) or any equivalent provision.

(b)

a Lender’s “cost of funds” in relation to its participation in the Advance or any part of the Advance is a reference to the average cost (determined either on an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in the Advance or the relevant part of the Advance for a period equal in length to the Interest Period of the Advance or the relevant part of the Advance;

(c)	a reference to a page or screen of an information service displaying a rate shall include:

(i)	any replacement page of that information service which displays that rate; and

(ii)	the appropriate page of such other information service which displays that rate from time to time in place of that information service,

and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Agent after consultation with the Borrower;

(d)	a reference to a “Central Bank Rate” shall include any successor rate to, or replacement rate for, that rate;

(e)	any Reference Rate Supplement overrides anything in:

(i)	Schedule 8 (Reference Rate Terms); or

(ii)	any earlier Reference Rate Supplement; and

(f)	a Compounding Methodology Supplement relating to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate overrides anything relating to that rate in:

(i)	Schedule 9 (Daily Non-Cumulative Compounded RFR Rate) or Schedule 10 (Cumulative Compounded RFR Rate), as the case may be; or

(ii)	any earlier Compounding Methodology Supplement.

1.3	Meaning of “month”

A period of one or more “months” ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started (“the numerically corresponding day”), but:

(a)	other than where paragraph (b) below applies:

(i)

(subject to sub-paragraph (ii) and (iii) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(iii)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end; and

(b)

in relation to an Interest Period for the Advance or any part of the Advance (or any other period for the accrual of commission or fees) for which there are rules specified as “Business Day Conventions” in the Reference Rate Terms, those rules shall apply.

and “month” and “monthly” shall be construed accordingly.

1.4	Meaning of “subsidiary”

A company (S) is a subsidiary of another company (P) if a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P and any company of which S is a subsidiary is a parent company of S.

1.5	General Interpretation

In this Agreement:

(a)	references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(b)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise;

(c)	words denoting the singular number shall include the plural and vice versa;

(d)

in relation to each Creditor Party that is incorporated in Germany or otherwise notifies the Agent that it has become subject to the regulation below (each a “Restricted Lender”), each Clause referring to Sanctions and/or Restricted Party shall only apply for the benefit of that Restricted Lender to the extent that the relevant sanctions provisions would not result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation or conflict with section 7 foreign trade rules (AWV) (Aubenwirtschaftsverordnung) (in connection with section 2 paragraph 15 trade law (AWG) (Aubenwirtschaftsgesetz)) or a similar anti-boycott statute (the “Mandatory Restrictions”). In connection with any determination or direction relating to any part of a Clause of which a Restricted Lender does not have the benefit due to a Mandatory Restriction, and any consequential determinations to be made or actions to be taken as a result of the initial determination or action relating to any part of that Clause, for so long as they remain subject to a Mandatory Restriction, the commitments of that Restricted Lender will be excluded for the purpose of determining whether the consent of the Lenders has been obtained or whether the determination or direction by the Lenders has been made; and

(e)	Clauses 1.1 (Definitions) to 1.5 (General Interpretation) apply unless the contrary intention appears.

1.6	Headings

In interpreting a Finance Document or any provision of a Finance Document, all clause, sub-clause and other headings in that and any other Finance Document shall be entirely disregarded.

2	FACILITY

2.1	Amount of facility

Subject to the other provisions of this Agreement, the Lenders shall make available to the Borrower a senior secured term loan facility of up to $210,000,000 in one Advance.

2.2	Lenders’ participations in the Advance

Subject to the other provisions of this Agreement, each Lender shall participate in the Advance in the proportion which, as at the Drawdown Date, its Commitment bears to the Total Commitments.

2.3	Purpose of the Advance

The Borrower undertakes with each Creditor Party to use the Advance only for the purpose stated in the preamble to this Agreement.

3	POSITION OF THE LENDERS

3.1	Interests several

The rights of the Lenders under this Agreement are several.

3.2	Individual right of action

Each Lender shall be entitled to sue for any amount which has become due and payable by the Borrower to it under this Agreement without joining the Agent, the Security Trustee or any other Lender as additional parties in the proceedings.

3.3	Proceedings requiring Majority Lender consent

Except as provided in Clause 3.2 (Individual right of action) no Lender may commence proceedings against the Borrower, an Approved Manager or any Security Party in connection with a Finance Document without the prior consent of the Majority Lenders.

3.4	Obligations several

The obligations of the Lenders under this Agreement are several; and a failure of a Lender to perform its obligations under this Agreement shall not result in:

(a)	the obligations of the other Lenders being increased; nor

(b)	the Borrower, an Approved Manager, any Security Party or any other Lender being discharged (in whole or in part) from its obligations under any Finance Document;

and in no circumstances shall a Lender have any responsibility for a failure of another Lender to perform its obligations under this Agreement.

4	DRAWDOWN

4.1	Request for the Advance

Subject to the following conditions, the Borrower may request the Advance to be borrowed by ensuring that the Agent receives a completed Drawdown Notice not later than 11.00 a.m. (Hamburg time) three Business Days prior to the Drawdown Date.

4.2	Availability

The conditions referred to in Clause 4.1 (Request for the Advance) are that:

(a)	the Drawdown Date has to be a Business Day during the Availability Period;

(b)	the Advance shall be borrowed on the Drawdown Date;

(c)

any undrawn portion of the Total Commitments in respect of the Advance, upon the determination of the aggregate Initial Market Value of the Ships, shall be automatically cancelled as at the Drawdown Date; and

(d)	the aggregate amount of the Advance shall not exceed the Total Commitments.

4.3	Notification to Lenders of receipt of a Drawdown Notice

The Agent shall promptly notify the Lenders that it has received the Drawdown Notice in respect of the Advance and shall inform each Lender of:

(a)	the amount of the Advance and the Drawdown Date;

(b)	the amount of that Lender’s participation in the Advance; and

(c)	the duration of the first Interest Period in respect of the Advance.

4.4	Drawdown Notice irrevocable

The Drawdown Notice must be signed by a duly authorised signatory of the Borrower; and once served, the Drawdown Notice cannot be revoked without the prior consent of the Agent, acting on the authority of the Lenders.

4.5	Lenders to make available Contributions

Subject to the provisions of this Agreement, each Lender shall, on and with value on the Drawdown Date, make available to the Agent for the account of the Borrower the amount due from that Lender in respect of the Advance on the Drawdown Date under Clause 2.2 (Lenders’ participations in the Advance).

4.6	Disbursement of the Advance

Subject to the provisions of this Agreement, the Agent shall on the Drawdown Date pay to the Borrower the amounts in respect of the Advance which the Agent receives from the Lenders under Clause 4.5 (Lenders to make available Contributions) and that payment to the Borrower shall be made:

(a)	to the account which the Borrower specifies in the Drawdown Notice; and

(b)	in like funds as the Agent received the payments from the Lenders.

The payment by the Agent under this Clause 4.6 (Disbursement of the Advance) shall constitute the making of the Advance and the Borrower shall at that time become indebted, as principal and direct obligors, to each Lender in an amount equal to that Lender’s participation in the Advance.

5	INTEREST

5.1	Payment of normal interest

Subject to the provisions of this Agreement, interest on the Advance in respect of each Interest Period shall be paid by the Borrower on the last day of that Interest Period.

5.2	Normal rate of interest

(a)	The rate of interest on the Advance or any part of the Advance for any day during an Interest Period is the percentage rate per annum which is the aggregate of:

(i)	the Margin; and

(ii)	the Compounded Reference Rate for that day.

(b)

If any day during an Interest Period for the Advance or any part of the Advance is not a RFR Banking Day, the rate of interest on the Advance or any part of the Advance for that day will be the rate applicable to the immediately preceding RFR Banking Day.

5.3	Payment of accrued interest

In the case of an Interest Period of longer than three months (subject to the prior agreement of the Agent in accordance with paragraph (a) of Clause 6.2 (Duration of normal Interest Periods)), accrued interest shall be paid every three months during that Interest Period and on the last day of that Interest Period.

5.4	Notifications

(a)	The Agent shall no later than 3 Business Days upon an Interest Payment being determinable notify:

(i)	the Borrower of that Interest Payment;

(ii)	each Lender of the proportion of that Interest Payment which relates to that Lender’s participation in the Advance or the relevant part of the Advance;

(iii)	each Lender and the Borrower of each applicable rate of interest relating to the determination of that Interest Payment; and

(iv)	each Lender and the Borrower of, to the extent it is then determinable, the Market Disruption Rate (if any) relating to the Advance or the relevant part of the Advance.

This paragraph (a) shall not apply to any Interest Payment determined pursuant to Clause 5.7 (Cost of funds).

(b)

The Agent shall promptly notify the Borrower of each rate of interest notified pursuant to sub-paragraph (ii) of paragraph (a) of Clause 5.7 (Cost of funds) relating to the Advance or any part of the Advance.

(c)	The Agent shall promptly notify each Lender and the Borrower of the determination of a rate of interest relating to the Advance or any part of the Advance to which Clause 5.7 (Cost of funds) applies.

(d)	This Clause 5.4 (Notifications) shall not require the Agent to make any notification to any Party on a day which is not a Business Day.

(e)	No Interest Period for the Advance or any part of the Advance shall be longer than three Months.

5.5	Interest calculation if no RFR or Central Bank Rate

If:

(a)

there is no RFR or Central Bank Rate for the purposes of calculating the Daily Non-Cumulative Compounded RFR Rate for an RFR Banking Day during an Interest Period for the Advance or any part of the Advance; and

(b)	“Cost of funds will apply as a fallback” is specified in the Reference Rate Terms,

Clause 5.7 (Cost of funds) shall apply to the Advance or the relevant part of the Advance for that Interest Period.

5.6	Market disruption

If:

(a)	a Market Disruption Rate is specified in the Reference Rate Terms; and

(b)

before the Reporting Time for the Loan, the Agent receives notifications from a Lender or Lenders (whose Contributions exceed 30 per cent. of the Loan) that its cost of funds relating to its participation in the Loan would be in excess of that Market Disruption Rate, then Clause 5.7 (Cost of funds) shall apply to the Loan or the relevant part of the Loan.

5.7	Cost of funds

(a)

If this Clause 5.7 (Cost of funds) applies to the Loan or any part of the Loan for an Interest Period, Clause 5.2 (Normal rate of interest) shall not apply to the Loan or the relevant part of the Loan for that Interest Period and the rate of interest on the Loan or the relevant part of the Loan for that Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the weighted average of the rates notified to the Agent by each Lender as soon as practicable and in any event by the Reporting Time,

to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in the Loan or the relevant part of the Loan.

(b)

If this Clause 5.7 (Cost of funds) applies and the Agent or the Borrower so require, the Agent and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c)

Subject to Clause 27.4 (Changes to reference rates), any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties.

(d)	If paragraph (e) below does not apply and any rate notified to the Agent under sub-paragraph (ii) of paragraph (a) above is less than zero, the relevant rate shall be deemed to be zero.

(e)	If this Clause 5.7 (Cost of funds) applies pursuant to Clause 5.6 (Market disruption) and:

(i)	a Lender’s rate notified pursuant to sub-paragraph (ii) of paragraph (a) above is less than the relevant Cumulative Compounded RFR Rate; or

(ii)	a Lender does not notify a rate to the Agent by the time specified in sub-paragraph (ii) of paragraph (a) above,

that Lender’s cost of funds relating to its participation in the Loan or the relevant part of the Loan for that Interest Period shall be deemed, for the purposes of sub-paragraph (ii) of paragraph (a) above, to be the Cumulative Compounded RFR Rate for the Loan or the relevant part of the Loan.

(f)	If this Clause 5.7 (Cost of funds) applies, the Agent shall, as soon as practicable, notify the Borrower.

5.8	Notice of prepayment

If the Borrower does not agree with an interest rate set by the Agent under Clause 5.7 (Cost of funds), the Borrower may give the Agent not less than 5 Business Days’ notice of its intention to prepay the Loan at the end of the interest period set by the Agent.

5.9	Prepayment; termination of Commitments

A notice under Clause 5.8 (Notice of prepayment) shall be irrevocable; the Agent shall promptly notify the Lenders of the Borrower’s notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Total Commitments or (as the case may require) the Commitment of the relevant Lender shall be cancelled; and

(b)

on the last Business Day of the interest period set by the Agent, the Borrower shall prepay (without premium or penalty) the Loan or, as the case may be, the relevant Lender’s Contribution, together with accrued interest thereon at the applicable rate plus the Margin.

5.10	Application of prepayment

The provisions of Clause 8 (Repayment and Prepayment) shall apply in relation to the prepayment.

6	INTEREST PERIODS

6.1	Commencement of Interest Periods

The first Interest Period applicable to the Advance shall commence on the Drawdown Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

6.2	Duration of normal Interest Periods

Subject to Clauses 6.3 (Duration of Interest Periods for Instalments) and 6.4 (Non-availability of matching deposits for Interest Period selected), each Interest Period in respect of the Loan shall be:

(a)	3 months; or

(b)

such other period (as proposed by the Borrower to the Agent not later than 11:00 a.m. (Hamburg time) 5 Business Days before the commencement of the Interest Period in respect of the Loan) as the Agent may, with the authorisation of the Majority Lenders, agree with the Borrower (failing which the Interest Period shall be three months).

6.3	Duration of Interest Periods for Instalments

In respect of an amount due to be repaid under Clause 8 (Repayment and Prepayment) on a particular Repayment Date, an Interest Period shall end on that Repayment Date.

6.4	Non-availability of matching deposits for Interest Period selected

If, after the Borrower has proposed and the Lenders have agreed an Interest Period longer than three months, any Lender notifies the Agent by 11.00 a.m. (Hamburg time) on the third Business Day before the commencement of the Interest Period that it is not satisfied that deposits in Dollars for a period equal to the Interest Period will be available to it in the Relevant Market when the Interest Period commences, the Interest Period shall be of three months.

7	DEFAULT INTEREST

7.1	Payment of default interest on overdue amounts

The Borrower shall pay interest in accordance with the following provisions of this Clause 7 (Default Interest) on any amount payable by the Borrower under any Finance Document which the Agent, the Security Trustee or the other designated payee does not receive on or before the relevant date, that is:

(a)	the date on which the Finance Documents provide that such amount is due for payment; or

(b)	if a Finance Document provides that such amount is payable on demand, the date on which the demand is served; or

(c)	if such amount has become immediately due and payable under Clause 19.4 (Acceleration of Loan) the date on which it became immediately due and payable.

7.2	Default rate of interest

Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Agent to be 2.00 per cent. above:

(a)	in the case of an overdue amount of principal, the rate set out at paragraph (a) of Clause 7.3 (Calculation of default rate of interest); or

(b)	in the case of any other overdue amount, the rate set out at paragraph (b) of Clause 7.3 (Calculation of default rate of interest).

7.3	Calculation of default rate of interest

The rates referred to in Clause 7.2 (Default rate of interest) are:

(a)	the rate applicable to the overdue principal amount immediately prior to the relevant date (but only for any unexpired part of any then current Interest Period applicable to it);

(b)

the aggregate of the Margin plus, in respect of successive Interest Periods of any duration (including at call) up to three months which the Agent may select from time to time, a rate from time to time determined by the Agent by reference to each Lender’s “cost of funds” (as such term is referred to in paragraph (b) of Clause 1.2 (Construction of certain terms)).

7.4	Notification of Interest Periods and default rates

The Agent shall promptly notify the Lenders and the Borrower of each interest rate determined by the Agent under Clause 7.3 (Calculation of default rate of interest) and of each Interest Period selected by the Agent for the purposes of paragraph (b) of Clause 7.3 (Calculation of default rate of interest) of that Clause; but this shall not be taken to imply that the Borrower is liable to pay such interest only with effect from the date of the Agent’s notification.

7.5	Payment of accrued default interest

Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on the last day of the Interest Period by reference to which it was determined; and the payment shall be made to the Agent for the account of the Creditor Party to which the overdue amount is due.

7.6	Compounding of default interest

Any such interest which is not paid at the end of the Interest Period by reference to which it was determined shall be compounded every 6 months and shall be payable on demand.

8	REPAYMENT AND PREPAYMENT

8.1	Amount of Instalments

The Borrower shall repay the Loan by:

(a)

11 consecutive instalments, of which the first three shall each be in the amount of $10,000,000 and the following eight shall each be in the amount of $7,570,000 (each an “Instalment” and, together, the “Instalments”); and

(b)	together with the last Instalment, a balloon instalment in the amount of $119,440,000 (the “Balloon Instalment”),

Provided that, if the amount advanced is less than $210,000,000, the aggregate amount of the Instalments and the Balloon Instalment shall be reduced by an amount equal to the undrawn amount on a pro rata basis.

8.2	Repayment Dates

The first Instalment shall be repaid on the date falling three months after the Drawdown Date, each subsequent Instalment shall be repaid at three-monthly intervals thereafter and the last Instalment, shall be repaid together with the Balloon Instalment, on the Final Repayment Date.

8.3	Final Repayment Date

On the Final Repayment Date, the Borrower shall additionally pay to the Agent for the account of the Creditor Parties all other sums then accrued or owing under any Finance Document.

8.4	Voluntary prepayment

Subject to the following conditions, the Borrower may prepay the whole or any part of the Loan on the last day of an Interest Period or on such other date agreed between the Borrower and the Agent.

8.5	Conditions for voluntary prepayment

The conditions referred to in Clause 8.4 (Voluntary prepayment) are as follows:

(a)

the Agent has received from the Borrower at least 3 Business Days’ prior irrevocable written notice (each, a “Prepayment Notice”) specifying the amount to be prepaid, the date on which the prepayment is to be made and against which advance the Prepayment needs to be applied;

(b)

the Borrower has provided evidence satisfactory to the Agent that any consent required by any Owner or any Security Party in connection with the prepayment has been obtained and remains in force, and that any regulation relevant to this Agreement which affects any Owner or any Security Party has been complied with;

(c)	the Borrower is in compliance with Clause 8.10 (Amounts payable on prepayment) on or prior to the date of prepayment; and

(d)	in respect of the Loan a partial prepayment shall be $500,000 or a higher integral multiple thereof (or such other amount acceptable to the Agent in its sole discretion).

8.6	Optional facility cancellation

The Borrower shall be entitled, upon giving to the Agent not less than 5 Business Days’ prior written notice, to cancel, in whole or in part, and, if in part, by an aggregate amount not less than $500,000 or a higher integral multiple thereof (or such other amount acceptable to the Agent in its sole discretion), the undrawn balance of the Total Commitments (the “Cancellation Notice”) which notice shall be irrevocable. Upon such cancellation taking effect on expiry of a Cancellation Notice the several obligations of the Lenders to make their respective Commitments available in relation to the portion of the Total Commitments to which such Cancellation Notice relates shall terminate.

8.7	Cancellation Notice or Prepayment Notice

The Agent shall notify the Lenders promptly upon receiving a Cancellation Notice or Prepayment Notice, and shall provide, in the case of a Prepayment Notice, any Lender which so requests with a copy of any document delivered by the Borrower under paragraphs (a) and (b) of Clause 8.5 (Conditions for voluntary prepayment).

8.8	Mandatory prepayment

The Borrower shall be obliged to prepay the Relevant Amount:

(a)	if a Ship is sold, on or before the date on which the sale is completed by delivery of the Ship to the buyer; or

(b)

if a Ship becomes a Total Loss, on the earlier of the date falling 90 days after the Total Loss Date and the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss.

In this Clause 8.8 (Mandatory prepayment):

“Relevant Amount” means:

(a)	an amount equal to the Relevant Fraction of the Loan on the date on which (i) the relevant Ship is sold or (ii) the relevant Ship becomes a Total Loss; or

(b)	if the relevant Ship is the last Ship subject to a Mortgage, the whole of the Loan.

“Relevant Fraction” means a fraction of which the numerator is the Market Value of that Ship, being sold or which has become a Total Loss and the denominator is the aggregate Market Value of all Mortgaged Ships at the relevant time.

8.9	Effect of Prepayment Notice and Cancellation Notice

Neither a Prepayment Notice nor a Cancellation Notice may be withdrawn or amended without the consent of the Agent, given with the authorisation of the Majority Lenders, and:

(a)	in the case of a Prepayment Notice, the amount specified in that Prepayment Notice shall become due and payable by the Borrower on the date for prepayment specified in that Prepayment Notice; and

(b)	in the case of a Cancellation Notice, the amount cancelled shall be permanently cancelled and may not be borrowed.

8.10	Amounts payable on prepayment

A prepayment shall be made together with accrued interest (and any other amount payable under Clause 21 (Indemnities) or otherwise).

8.11	Application of partial prepayment or cancellation

Each partial prepayment shall be applied:

(a)

if made pursuant to Clauses 5.8 (Notice of prepayment), 8.8 (Mandatory prepayment), 15.2 (Prepayment; provision of additional security), 19.2 (Actions following an Event of Default), 23.3 (Prepayment; termination of Commitment) or 24.6 (Prepayment; termination of Commitment), pro rata against the relevant Instalments and the Balloon Instalment; and

(b)	if made pursuant to Clause 8.4 (Voluntary prepayment) in order of maturity of the relevant Instalments and the Balloon Instalment.

8.12	No reborrowing

No amount prepaid or cancelled may be (re)borrowed.

9	CONDITIONS PRECEDENT

9.1	Documents, fees and no default

Each Lender’s obligation to contribute to the Advance is subject to the following conditions precedent:

(a)

that, on or before the date of this Agreement, the Agent receives the documents described in Part A of Schedule 3 (Condition Precedent Documents) in form and substance satisfactory to the Agent and its lawyers; and

(b)	that, on the Drawdown Date, the Agent receives:

(i)	the documents and conditions described in Part B of Schedule 3 (Condition Precedent Documents) in form and substance satisfactory to the Agent and its lawyers;

(ii)	any fee payable pursuant to Clause 20.1 (Fees); and

(iii)	payment of any expenses payable pursuant to Clause 20.2 (Costs of negotiation, preparation etc.) which are due and payable on the Drawdown Date;

(c)	that both at the date of the Drawdown Notice and at the Drawdown Date:

(i)	no Event of Default or Potential Event of Default has occurred or would result from the borrowing of the Advance;

(ii)

the representations and warranties in Clause 10 (Representations and Warranties) and those of the Borrower, an Approved Manager or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing;

(iii)	none of the circumstances contemplated by Clause 5.6 (Market disruption) has occurred and is continuing; and

(iv)	there has been no Material Adverse Change; and

(d)

that, if the Security Cover Ratio were applied immediately following the making of the Advance, the Borrower would not be obliged to provide additional security or prepay part of the Loan respectively under that Clause; and

(e)

that the Agent has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may, with the authorisation of the Majority Lenders, request by notice to the Borrower prior to the Drawdown Date.

9.2	Waiver of conditions precedent

If the Majority Lenders, at their discretion, permit the Advance to be borrowed before certain of the conditions referred to in Clause 9.1 (Documents, fees and no default) are satisfied, the Borrower shall ensure that those conditions are satisfied within 5 Business Days after the Drawdown Date (or such longer period as the Agent may, with the authorisation of the Majority Lenders, specify).

10	REPRESENTATIONS AND WARRANTIES

10.1	General

The Borrower represents and warrants to each Creditor Party as follows.

10.2	Status

The Borrower is duly formed, validly existing and in good standing under the laws of the Marshall Islands.

10.3	Share capital and ownership

(a)

Mrs Angeliki Frangou either directly or indirectly (through entities owned and controlled by her or trusts or foundations of which she is the beneficiary) and/or Navios Maritime Holdings Inc. or any of its affiliates are the ultimate beneficial owners of, and have the ultimate control of the voting rights attaching to at least 5 per cent. of all units as the case may be in the Borrower.

(b)

Each of Owner A, Owner B, Owner C and Owner D is authorised to issue 50,000 registered shares with a par value of $1.00 per share, all of which have been issued in registered form and are fully paid and non-assessable and are held, free of any Security Interest or other claim, by Shareholder A.

(c)

Each of Owner E, Owner G and Owner N is authorised to issue 500 registered and/or bearer shares without par value, all of which have been issued in registered form and are fully paid and non-assessable and are held, free of any Security Interest or other claim, by Shareholder A.

(d)

Each of Owner F, Owner H, Owner I, Owner J, Owner K and Owner L, is authorised to issue 500 registered shares with a par value of $1.00 per share, all of which shares have been issued in registered form and are fully paid and non-assessable and are held, free of any Security Interest or other claim, by Shareholder A.

(e)

Owner M is authorised to issue 500 registered shares without par value, all of which have been issued in registered form and are fully paid and non-assessable and are held, free of any Security Interest or other claim, by Shareholder A.

(f)

Owner Q is authorised to issue 4,835,003 registered shares with no par value, all of which have been issued in registered form and are held, free of any Security Interest or other claim, by Shareholder B.

(g)

Each of Owner O and Owner P is authorised to issue 500 registered shares without par value, all of which will be issued in registered form and fully paid and non-assessable and held, free of any Security Interest or other claim on the Drawdown Date, by Shareholder C.

(h)

Each of Owner R and Owner S is authorised to issue 500 registered shares with a par value of $1.00 per share, all of which will have been issued in registered form and be fully paid and non-assessable and held, free of any Security Interest or other claim on the Drawdown Date, by Shareholder C.

10.4	Limited Partnership/Corporate power

The Borrower or, as the case may be, each Owner has the limited partnership or corporate capacity, as applicable, and has taken all limited partnership or corporate action, as applicable, and obtained all consents necessary for it:

(a)	in the case of each Owner, to execute the Underlying Documents to which it is a party and to maintain the relevant Ship in its ownership under the applicable Approved Flag;

(b)	to execute the Finance Documents to which it is a party; and

(c)

in the case of the Borrower, to borrow under this Agreement and, in the case of the Borrower and/or each Owner to make all the payments contemplated by, and to comply with, those Finance Documents to which it is a party.

10.5	Consents in force

All the consents referred to in Clause 10.4 (Limited Partnership/Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity; effective Security Interests

The Finance Documents to which the Borrower or, as the case may be, each Owner is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)

constitute the Borrower’s or that Owner’s legal, valid and binding obligations enforceable against the Borrower or that Owner in accordance with their respective terms (having the requisite corporate benefit which is legally and economically sufficient); and

(b)

create legal, valid and binding Security Interests (having the priority specified in the relevant Finance Document) enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate, subject to any relevant insolvency laws affecting creditors’ rights generally.

10.7	No third party Security Interests

Without limiting the generality of Clause 10.6 (Legal validity; effective Security Interests) at the time of the execution and delivery of each Finance Document to which the Borrower and each other Security Party is a party:

(a)	the Borrower, or as the case may be, each other Security Party will have the right to create all the Security Interests which that Finance Document purports to create; and

(b)

no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No conflicts

The execution by the Borrower, an Approved Manager and each other Security Party of each Finance Document and each Underlying Document to which it is a party, and the borrowing by the Borrower of the Loan (or any part thereof), and the compliance by the Borrower, an Approved Manager and each other Security Party with each Finance Document and each Underlying Document to which it is a party:

(a)	will not involve or lead to a contravention of:

(i)	any law or regulation; or

(ii)	the constitutional documents of the Borrower, an Approved Manager or other Security Party (as the case may be); or

(iii)	any contractual or other obligation or restriction which is binding on the Borrower, an Approved Manager or other Security Party (as the case may be) or any of its assets, and

(b)	will not have a Material Adverse Effect; and

(c)	is for the corporate benefit of the Borrower, an Approved Manager and/or each other Security Party.

10.9	No withholding taxes

All payments which the Borrower or any Owner is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default

No Event of Default or Potential Event of Default has occurred.

10.11	Information

All information which has been provided in writing by or on behalf of the Borrower, an Approved Manager or any Security Party to any Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.5 (Information provided to be accurate); all audited and unaudited accounts and financial statements which have been so provided satisfied the requirements of Clause 11.7 (Form of financial statements) and are true, correct and not misleading and present fairly and accurately the financial position of the Borrower, the Owners or the Group (as the case may be); and there has been no change in the financial position or state of affairs of the Borrower, the Owners or the Group (or any member thereof) from that disclosed in the latest of those accounts which is likely to have a Material Adverse Effect.

10.12	No litigation

No legal or administrative action involving the Borrower, an Approved Manager or any Security Party (including action relating to any alleged or actual breach of the ISM Code or the ISPS Code) has been commenced or taken or, to the Borrower’s knowledge, is likely to be commenced or taken which would, in either case, be likely to have a Material Adverse Effect.

10.13	Validity and completeness of Underlying Documents

Each Underlying Document constitutes valid, binding and enforceable obligations of the parties thereto in accordance with its terms and:

(a)	each of the copies of that Underlying Document delivered to the Agent before the date of this Agreement is a true and complete copy; and

(b)	no amendments or additions to that Underlying Document have been agreed nor has any party which is the party to that Underlying Document, waived any of their respective rights thereunder.

10.14	Compliance with certain undertakings

At the date of this Agreement, the Borrower and, as the case may be, the Owners are in compliance with Clauses 11.2 (Title and negative pledge), sub-paragraph (i) of paragraph (b) of Clause 11.3 (No disposal of assets), 11.10 (Maintenance of Security Interests), 11.11 (Notification of litigation), 13.3 (Terms of obligatory insurances), 14.3 (Repair and classification) and 14.10 (Compliance with laws etc.) and none of the events listed in paragraph (f) of Clause 19.1 (Events of Default) has occurred in respect of the Borrower or any Security Party.

10.15	Taxes paid

The Borrower has paid all taxes applicable to, or imposed on or in relation to the Borrower and its business.

10.16	ISM Code and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to the Borrower, the Owners, an Approved Manager and the Ships have been complied with.

10.17	No Money laundering

(a)	The Borrower:

(i)

will not, and will procure that no Approved Manager nor a Security Party, to the extent applicable, will, in connection with this Agreement or any of the other Finance Documents, contravene or permit any subsidiary to contravene, any law, official requirement or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive 2015/849/EC of the European Parliament and of the Council of the European Communities) and comparable United States Federal and state laws. The Borrower shall further submit any documents and declarations on request, if such documents or declarations are required by any Creditor Party to comply with its domestic money laundering and/or legal identification requirements; and

(ii)

confirms that it is the beneficiary within the meaning of the German Anti Money Laundering Act (Gesetz über das Aufspüren von Gewinnen aus schweren Straftaten (Geldwäschegesetz)), acting for its own account and not for or on behalf of any other person for each part of the Loan made or to be made available to it under this Agreement (that is to say, it acts for its own account and not for or on behalf of anyone else).

(b)	The Borrower will promptly inform the Agent by written notice, if it is not or ceases to be the beneficiary and will provide in writing the name and address of the beneficiary.

(c)	The Agent shall promptly notify the Lenders of any written notice it receives under this Clause 10.17 (No Money laundering).

10.18	No immunity

Neither the Borrower, nor any Owner or any of their respective assets is entitled to immunity on grounds of sovereignty or otherwise from any legal action or proceeding (including, without limitation, suit, attachment prior to judgement, execution or other enforcement).

10.19	Choice of law

The choice of the laws of England to govern this Agreement and those other Finance Documents which are expressed to be governed by the laws of England, the laws of Germany to govern the Account Pledges and the laws of the applicable Approved Flag State to govern the Mortgages, constitutes a valid choice of law and the submission by the Borrower or, as the case may be, the relevant Security Parties thereunder to the non-exclusive jurisdiction of the Courts of England and, in the case of the Account Pledges, Germany or, in the case of the Mortgages, the applicable Approved Flag State is a valid submission and does not contravene the laws of England or, in the case of the Account Pledges, Germany or, in the case of the Mortgages, the applicable Approved Flag State or the laws of any other Pertinent Jurisdiction, will be applied by the courts of any Pertinent Jurisdiction if this Agreement or those other Finance Documents or any claim thereunder comes under their jurisdiction upon proof of the relevant provisions of the laws of England or, in the case of the Account Pledges, Germany or, in the case of the Mortgages, the applicable Approved Flag State.

10.20	Pari passu ranking

The obligations of the Borrower and each Security Party under the Finance Documents to which it is a party are direct, general and unconditional obligations and rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except for obligations mandatorily preferred by law applying to companies generally.

10.21	Sanctions

(a)

Neither the Borrower, nor any Security Party, nor any member of the Group or any of their respective directors or officers or, to the Borrower’s or the relevant Security Party’s or the relevant member of the Group’s knowledge (after due and careful inquiry), any of the Borrower’s or such Security Party’s or such member of the Group’s employees, affiliates, agents or representatives:

(i)	is a Restricted Party;

(ii)	has been engaged in any transaction, activity or conduct that could reasonably be expected to result in its becoming a Restricted Party;

(iii)	has or intends to have any business operations or other dealings:

(A)	in any Sanctioned Country which may result in a violation of any Sanctions applicable to it;

(B)

with any Specially Designated National (SDN) on OFAC’s SDN list or with a designated person targeted by asset freeze sanctions imposed by the UN, EU, Switzerland or HMT or owned or controlled by any such SDN or designated person; or

(C)

involving commodities or services of a Sanctioned Country origin or shipped to, through, or from a Sanctioned Country, or on Sanctioned Country owned or registered vessels or aircraft, or finance or subsidise any of the foregoing exceeding 5 per cent. aggregated in comparison to the Borrower’s or each Owner’s total assets or revenues;

(iv)	has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions; and/or

(v)	is acting on behalf of or at the direction of any Restricted Party.

(b)

Each member of the Group, has taken, to the extent applicable to it, reasonable measures to ensure compliance with any Sanctions and will not use any part of the proceeds from the Loan or any part of the Loan in a manner which may result in a violation of any Sanctions by any person.

(c)

The representations and warranties provided for in this Clause 10.21 (Sanctions) are only given by, and/or (as applicable) shall only apply to, any member of the Group which is a German Relevant Person (as defined in Clause 19.9 (Relevant Persons)) or any other member of the Group bound by any applicable statutory anti-boycott law or regulation insofar as the giving of and compliance with such representations and warranties do not and will not result in a violation of or conflict with or liability under section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung, AWV) (in conjunction with section 4 and section 19 paragraph 3 no. 1 a) of the German Foreign Trade Act (Außenwirtschaftsgesetz, AWG)), any provision of Council Regulation (EC) 2271/96 or any similar applicable anti-boycott law or regulation.

(d)

In relation to a Restricted Lender, the representations and warranties provided for in this Clause 10.21 (Sanctions) shall only apply for the benefit of that Restricted Lender to the extent that such benefit and the exercise of any rights based on such representations and warranties will not result in a violation of or conflict with or liability under section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung, AWV) (in conjunction with section 4 and section 19 paragraph 3 no. 1 a) of the German Foreign Trade Act (Außenwirtschaftsgesetz, AWG)), any provision of Council Regulation (EC) 2271/96 or any similar applicable anti-boycott law or regulation. In connection with any amendment, waiver, determination or direction relating to any part of this Clause 10.21 (Sanctions) of which a Restricted Lender does not have the benefit, the commitments of that Restricted Lender will be disregarded for all purposes when determining whether the consent of the Majority Lenders or such other applicable quorum has been obtained or whether the determination or direction by the Majority Lenders or such other applicable quorum has been made.

10.22	Repetition

The representations and warranties in this Clause 10 (Representations and Warranties) shall be deemed to be repeated by the Borrower:

(a)	on the date of service of the Drawdown Notice;

(b)	on the Drawdown Date; and

(c)

with the exception of Clauses 10.9 (No withholding taxes) and 10.14 (Compliance with certain undertakings), on the first day of each Interest Period and on the date of any Compliance Certificate issued pursuant to Clause 11.21 (Compliance Certificate).

as if made with reference to the facts and circumstances existing on each such day.

11	GENERAL UNDERTAKINGS

11.1	General

The Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 11 (General Undertakings) at all times during the Security Period except as the Agent, acting with the authorisation of the Majority Lenders, may otherwise permit in writing.

11.2	Title and negative pledge

The Borrower will:

(a)

procure that no Owner shall create or permit to arise any Security Interest in respect of any asset, property or revenue present or future, except for those created by the Finance Documents and the effect of assignments contained in the Finance Documents and except for Permitted Security Interests; and

(b)

not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future of each of the Owners, other than Security Interests arising in the normal course of the Borrower’s business of acquiring, operating and (re)financing vessels.

11.3	No disposal of assets

The Borrower will procure that no Owner will, transfer, lease or otherwise dispose of:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b)	any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation,

provided that:

(i)	in the case of an Owner, paragraph (a) does not apply to any charter of a Ship or any sale of a Ship, subject to:

(A)	the Owner making the mandatory prepayment of the Relevant Amount pursuant to Clause 8.8 (Mandatory prepayment); and

(B)	no Event of Default having occurred, which is continuing at the relevant time; and

(ii)	in the case of the Borrower, paragraphs (a) and (b) do not apply unless such transfer, lease or disposal constitutes or results in a Material Adverse Change.

11.4	No other liabilities or obligations to be incurred

The Borrower will procure that no Owner will enter into any other investments, any sale or leaseback agreements, any off-balance sheet transaction or incur any other liability or obligation (including, without limitation, any Financial Indebtedness or any obligations under a guarantee or speculative transactions) except:

(a)	liabilities and obligations under the Finance Documents and the Underlying Documents to which it is or, as the case may be, will be a party;

(b)	at any time prior to or on the Drawdown Date, the Existing Indebtedness;

(c)	liabilities or obligations reasonably incurred in the normal course of its business of trading, operating and chartering, maintaining and repairing the Ship owned by it; and

(d)

liabilities or obligations reasonably incurred in the normal course of its business of acquiring, operating and financing or refinancing vessels (and issuing relevant guarantees), acquiring shares in vessel owning companies (or their holding companies) and Financial Indebtedness from any type of lender or lessor for such acquisitions and all other matters incidental thereto.

11.5	Information provided to be accurate

All financial and other information, including but not limited to factual information, exhibits and reports, which is provided in writing by or on behalf of the Borrower under or in connection with any Finance Document will be true, correct and not misleading and will not omit any material fact or consideration.

11.6	Provision of financial statements

The Borrower will send or procure that there are sent to the Agent:

(a)

as soon as possible, but in no event later than 180 days after the end of each Financial Year of the Borrower, the consolidated audited annual financial statements of the Borrower for that Financial Year (commencing with the financial statements for the Financial Year ended on 31 December 2022); and

(b)

as soon as possible, but in no event later than 90 days after the end of the 6-month period ending on 30 June in each Financial Year of the Borrower, the semi-annual consolidated unaudited financial statements of the Borrower, for that 6-month period (commencing with the financial statements for the 6-month period ended on 30 June 2023), duly certified as to their correctness by the Chief Financial Officer or other officer of the Borrower; and

(c)

promptly after each request by the Agent, such further financial or other information in respect of the Borrower, a Ship, the other Security Parties and the Group (including, without limitation, any information regarding any sale and purchase agreements, investment brochures, shipbuilding contracts, charter agreements and other contracts of employment having a duration of 12 months or longer and operational expenditures for the Ships) as may be requested by the Agent.

11.7	Form of financial statements

All financial statements delivered under Clause 11.6 (Provision of financial statements) will:

(a)

be prepared in accordance with all applicable laws and US GAAP and, in the case of any audited financial statements, be certified by an independent and reputable auditor having requisite experience selected and appointed by the Borrower;

(b)	fairly represent the financial condition of the Borrower and the Group at the date of those accounts and of their profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Borrower and the Group and each of its/their subsidiaries.

11.8	Shareholder and creditor notices

The Borrower will send the Agent copies of any relevant press releases in respect of an Owner and, promptly upon its request, copies of all communications which are received by it in its capacity as indirect shareholder of each Owner or dispatched to the Owners’ creditors or any class of them.

11.9	Consents

The Borrower will and shall procure, where applicable, that each Owner shall maintain in force and promptly obtain or renew, and will promptly send certified copies to the Agent of, all consents required:

(a)	for the Borrower and that Owner to perform their respective obligations under any Finance Document and/or any Underlying Document to which each is, or as the case may be, will be a party;

(b)	for the validity or enforceability of any Finance Document and/or any Underlying Document to which each is, or as the case may be, will be a party; and

(c)	for that Owner to continue to own and operate the Ship owned by it,

and the Borrower will and shall procure that each Owner will comply (or procure compliance as the case may be) with the terms of all such consents.

11.10	Maintenance of Security Interests

The Borrower will:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b)

without limiting the generality of paragraph (a), at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Majority Lenders, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.11	Notification of litigation

The Borrower will provide the Agent with details of any legal or administrative action involving the Borrower, each Owner and the Ship owned by it, the Earnings or the Insurances in respect of that Ship, any other Security Party or an Approved Manager, as soon as such action is instituted or it becomes apparent to the Borrower that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document, and the Borrower shall procure that all reasonable measures are taken to defend any such legal or administrative action.

11.12	No amendment to Underlying Documents

The Borrower shall not, and shall procure that no Owner shall, waive or fail to enforce, the Underlying Documents to which it is a party or any of its provisions and shall promptly notify the Agent of any amendment or supplement to any Underlying Document.

11.13	Principal place of business

The Borrower will maintain its place of business, and keep its corporate documents and records, at the address stated in paragraph (a) of Clause 28.2 (Addresses for communications); and the Borrower will not establish, or do anything as a result of which it would be deemed to have, a place of business in the United Kingdom or the United States.

11.14	Confirmation of no default

The Borrower will, within two Business Days after service by the Agent of a written request, serve on the Agent a notice which is signed by an authorised representative of the Borrower and which:

(a)	states that no Event of Default or Potential Event of Default has occurred; or

(b)	states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.

The Agent may serve requests under this Clause 11.14 (Confirmation of no default) from time to time but only if asked to do so by a Lender or Lenders having Contributions exceeding 10 per cent. of the Loan or (if no Advance has been made) Commitments exceeding 10 per cent. of the Total Commitments; and this Clause 11.14 (Confirmation of no default) does not affect the Borrower’s obligations under Clause 11.15 (Notification of default).

11.15	Notification of default

The Borrower will notify the Agent as soon as the Borrower becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default; or

(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred, and will keep the Agent fully up-to-date with all developments.

11.16	Provision of further information

The Borrower shall, and shall procure that each Owner will, as soon as practicable after receiving the request, provide the Agent with any additional financial or other information relating:

(a)	to the Borrower, that Owner and the Ship owned by it, the Earnings or the Insurances or any Ship; or

(b)	to any other matter relevant to, or to any provision of, a Finance Document,

which may be requested by the Agent, the Security Trustee or any Lender at any time.

11.17	Provision of copies and translation of documents

The Borrower will supply the Agent with a sufficient number of copies of the documents referred to above to provide one copy for each Creditor Party; and if the Agent so requires in respect of any of those documents, the Borrower will provide a certified English translation prepared by a translator approved by the Agent.

11.18	General and administrative costs

The Borrower shall ensure that the payment of all the general and administrative costs of the Borrower and any Owner in connection with the ownership and operation of the Ship owned by it (including, without limitation, the payment of the fees payable to an Approved Manager for the services provided pursuant to any management agreement) shall be fully subordinated to the payment obligations of the Borrower and that Owner under this Agreement or the Collateral Guarantee to which it is a party (as the case may be) and the other Finance Documents to which it is a party throughout the Security Period.

11.19	“Know your customer” checks

If:

(a)

the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or change in the internal policy of any Creditor Party made after the date of this Agreement;

(b)	any change in the composition of the shareholders of the Borrower or any Security Party after the date of this Agreement; or

(c)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Agent or the Lender concerned supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or the Lender concerned (for itself or, in the case of the event described in paragraph (c), on behalf of any prospective new Lender) in order for the Agent, the Lender concerned or, in the case of the event described in paragraph (c), any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

11.20	Minimum Liquidity

The Borrower shall maintain in the Minimum Liquidity Account credit balances in an amount equal to the aggregate of not less than the Mandatory Minimum Liquidity Amount commencing from the Drawdown Date and at all times thereafter throughout the remainder of the Security Period.

11.21	Compliance Certificate

(a)

The Borrower shall supply to the Agent, a Compliance Certificate together with each set of financial statements delivered pursuant to paragraphs (a) and (b) of Clause 11.6 (Provision of financial statements) (commencing with the financial statements of the Borrower for the Financial Year ended on 31 December 2022).

(b)

Each Compliance Certificate shall be duly signed by the chief financial officer of the Borrower, evidencing (inter alia) the Borrower’s compliance (or not, as the case may be) with the provisions of Clause 12.5 (Financial Covenants), Clause 11.20 (Minimum Liquidity) and Clause 15.1 (Minimum required security cover).

11.22	No Money laundering

(a)	The Borrower:

(i)

will not, and will procure that no Security Party, to the extent applicable, will, in connection with this Agreement or any of the other Finance Documents, contravene, or permit any subsidiary to contravene, any law, official requirement or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive 2015/849/EC of the European Parliament and of the Council of the European Union of 20 May 2015) and any comparable US federal and state laws; and

(ii)

shall further submit any documents and declarations on request, if such documents or declarations are required by any Creditor Party to comply with its domestic money laundering and/or legal identification requirements.

(b)	The Borrower:

(i)

shall confirm to the Agent that it is the beneficiary within the meaning of the German Anti Money Laundering Act (Gesetz über das Aufspüren von Gewinnen aus schweren Straftaten (Geldwäschegesetz)), acting for its own account and not for or on behalf of any other person for each part of the Advance made or to be made available to it under this Agreement (that is to say, it acts for its own account and not for or on behalf of anyone else); and

(ii)	will promptly inform the Agent by written notice, if it is not or ceases to be the beneficiary and will provide in writing the name and address of the beneficiary.

(c)	The Agent shall promptly notify the Lenders of any written notice it receives under sub-paragraph (ii) of paragraph (b) of Clause 11.22 (No Money laundering) above.

11.23	Sanctions

(a)	The Borrower undertakes that neither it nor its subsidiaries will, directly or indirectly,

(i)	engage in any activities in conflict with or in violation of any Sanctions and, in particular,

(ii)	use the proceeds of the Loan or any part of the Loan to lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person that is a Restricted Party;

(iii)

directly or indirectly fund all or part of any repayment or prepayment of the Loan with funds that are the property of, are beneficially owned directly or indirectly by, or are derived from any transaction with or action involving a Restricted Party; or

(iv)

otherwise act in any manner with respect to such proceeds which would result in a violation by any person (including any Finance Party or any person participating in the transaction, whether as initial purchaser, advisor, investor or otherwise) of Sanctions.

(b)

The undertakings provided for in this Clause 11.23 (Sanctions) are only given by, and/or (as applicable) shall only apply to, any member of the Group which is a German Relevant Person or any other member of the Group bound by any applicable statutory anti-boycott law or regulation insofar as the giving of and compliance with such undertakings do not and will not result in a violation of or conflict with or liability under section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung, AWV) (in conjunction with section 4 and section 19 paragraph 3 no. 1 a) of the German Foreign Trade Act (Außenwirtschaftsgesetz, AWG)), any provision of Council Regulation (EC) 2271/96 or any other applicable anti-boycott or similar applicable laws or regulation.

(c)

In relation to a Restricted Lender, the undertakings provided for in this Clause 11.23 (Sanctions) shall only apply for the benefit of that Restricted Lender to the extent that such benefit and the exercise of any rights based on such undertakings will not result in a violation of or conflict with or liability under section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung, AWV) (in conjunction with section 4 and section 19 paragraph 3 no. 1 a) of the German Foreign Trade Act (Außenwirtschaftsgesetz, AWG)), any provision of Council Regulation (EC) 2271/96 or any similar applicable anti-boycott law or regulation. In connection with any amendment, waiver, determination or direction relating to any part of this Clause 11.23 (Sanctions) of which a Restricted Lender does not have the benefit, the Commitments of that Restricted Lender will be disregarded for all purposes when determining whether the consent of the Majority Lenders (or such other applicable quorum) has been obtained or whether the determination or direction by the Majority Lenders (or such other applicable quorum) has been made.

12	CORPORATE UNDERTAKINGS

The Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 12 (Corporate Undertakings) at all times during the Security Period except as the Agent, acting with the authorisation of the Majority Lenders, may otherwise permit in writing.

12.1	Maintenance of status

The Borrower will maintain its separate limited partnership existence and remain in good standing under the laws of the Republic of the Marshall Islands.

12.2	Negative undertakings

The Borrower will not:

(a)	change the nature of its business or allow any Owner to change the nature of its business;

(b)

pay any dividend or make any other form of distribution or effect any form of redemption, purchase or return of its issued shares if an Event of Default has occurred and is continuing at the relevant time or an Event of Default will result from the payment of a dividend or the making of any other form of distribution;

(c)	allow the Owners to provide any form of credit or financial assistance to:

(i)	a person who is directly or indirectly interested in that Owner’s share or loan capital; or

(ii)	any company in or with which such a person is directly or indirectly interested or connected,

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to that Owner than those which it could obtain in a bargain made at arms’ length;

(d)

allow the Owners to open or maintain any account with any bank or financial institution except accounts with the Agent, the Account Bank and the Security Trustee for the purposes of the Finance Documents;

(e)	change, or allow an Owner to change, its Financial Year;

(f)	allow the Owners to issue, allot or grant any person a right to any shares or repurchase or reduce its issued shares;

(g)

allow the Owners to acquire any shares or other securities other than short term debt obligations or Treasury bills issued by the US, the UK or a Participating Member State and certificates of deposit issued by major North American or European banks, or enter into any transaction in a derivative; or

(h)

and procure that the Owners will not enter into any form of amalgamation, merger or de-merger, acquisition, divesture, split-up or any form of reconstruction or reorganisation, which in respect of the Borrower would result in the occurrence of an Event of Default as a result of such amalgamation, merger or de-merger, acquisition, divesture, split-up or any form of reconstruction or reorganisation.

12.3	Subordination

(a)

All rights which the Borrower at any time has against an Owner or its assets shall be fully subordinated to the rights of the Lenders under the Finance Documents; and in particular, the Borrower shall not during the Security Period:

(b)	claim, or in a bankruptcy of an Owner prove for, any amount payable to the Borrower by that Owner, whether in respect of this or any other transaction;

(c)	take or enforce any Security Interest for any such amount; or

(d)	claim to set-off any such amount against any amount payable by the Borrower to that Owner.

12.4	Borrower’s Subsidiaries

The Borrower shall provide the Agent with a list of the Borrower’s (direct and indirect) subsidiaries at the date of this Agreement (together with information requested by the Agent pursuant to paragraph (c) of Clause 11.6 (Provision of financial statements) in respect of such subsidiaries) and shall promptly update this list from time to time to advise the Agent of any amendments to the information included in the original list delivered to the Agent, unless such information is included in the financial statement or periodic public filings of the Borrower.

12.5	Financial Covenants

The Borrower shall ensure that at all times:

(a)	the Market Value Adjusted Leverage shall be no greater than 75 per cent.;

(b)	the Net Worth of the Group shall not be less than $135,000,000;

(c)	the Interest Cover shall be at least 2 to 1; and

(d)	the members of the Group will maintain Liquid Funds in an amount equal to at least the product of $500,000 and the total number of the Fleet Vessels at that time.

13	INSURANCE

13.1	General

The Borrower also undertakes with each Creditor Party, on and from the Drawdown Date, to comply with the following provisions of this Clause 13 (Insurance), except as the Agent may, with the authority of the Majority Lenders, otherwise permit in writing (such permission not to be unreasonably withheld in respect of a change relating to the class or classification society under paragraph (b) Clause 13.11 (Compliance with terms of insurances)).

13.2	Maintenance of obligatory insurances

The Borrower shall procure that each Owner keeps the Ship owned by it insured at the expense of that Owner Borrower against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including, without limitation, protection and indemnity war risks with a separate limit not less than hull value of the relevant Ship);

(c)

protection and indemnity risks (including, without limitation, protection and indemnity war risks in excess of the amount for war risks (hull) and oil pollution liability risks) in each case in the highest amount available in the international insurance market; and

(d)

any other risks the insurance of which the Security Trustee (acting on the instructions of the Majority Lenders), having regard to practices, recommendations and other circumstances prevailing at the relevant time, may from time to time require by notice to that Owner.

13.3	Terms of obligatory insurances

The Borrower shall procure that each Owner shall effect such insurances in such amounts in such currency and upon such terms and conditions (including, without limitation, any LSW 1189 or, in the opinion of the Security Trustee, comparable mortgage clause) as shall from time to time be approved in writing by the Security Trustee in its sole discretion, but in any event as follows:

(a)	in Dollars;

(b)

in the case of fire and usual marine risks and war risks, on an agreed value basis in an amount equal to at least the higher of (i) an amount which is equal to 120 per cent. of the aggregate of (A) the Loan multiplied by a fraction whose: (1) nominator is the Market Value of the Ship owned by that Owner; and (2) denominator is the Market Value of all Mortgaged Ships and (B) the principal amount secured by any equal or prior ranking Security Interest on that Ship and (ii) the Market Value of that Ship;

(c)

in the case of oil pollution liability risks, for an amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the International Group of Protection and Indemnity Clubs) and the international marine insurance market (currently $1,000,000,000 for any one accident or occurrence);

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of that Ship;

(e)	in relation to war risks insurance, extended to cover piracy and terrorism where excluded under the fire and usual marine risks insurance;

(f)	on approved terms and conditions;

(g)	such other risks of whatever nature and howsoever arising in respect of which insurance would be maintained by a prudent owner of a vessel similar to that Ship; and

(h)

through approved brokers and with approved insurance companies and/or underwriters which have a Standard & Poor’s rating of at least BBB- or a comparable rating by any other rating agency acceptable to the Security Trustee (acting on the instructions of the Majority Lenders) or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations which are members of the International Group of Protection and Indemnity Clubs.

13.4	Further protections for the Creditor Parties

In addition to the terms set out in Clause 13.3 (Terms of obligatory insurances), the Borrower shall procure that each Owner ensures that:

(a)

it and any and all third parties who are named assured or co-assured under any obligatory insurance shall assign their interest in any and all obligatory insurances and other Insurances if so required by the Agent;

(b)

whenever the Security Trustee requires, the obligatory insurances name (or be amended to name) the Security Trustee as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation they may have under any applicable law against the Security Trustee but without the Security Trustee thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c)

the interest of the Security Trustee as assignee and as loss payee shall be duly endorsed on all slips, cover notes, policies, certificates of entry or other instruments of insurance in respect of the obligatory insurances;

(d)	the obligatory insurances shall name the Security Trustee as sole loss payee with such directions for payment as the Security Trustee may specify;

(e)

the obligatory insurances shall provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(f)

the obligatory insurances shall provide that the insurers shall waive, to the fullest extent permitted by English law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee in respect of the Secured Liabilities, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (f) from making personal claims against persons (other than the Owners or any Creditor Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(g)

the obligatory insurances shall provide that the obligatory insurances shall be primary without right of contribution from other insurances effected by the Security Trustee or any other Creditor Party;

(h)	the obligatory insurances shall provide that the Security Trustee may make proof of loss if that Owner fails to do so; and

(i)

the obligatory insurances shall provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall only be effective against the Security Trustee 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse.

13.5	Renewal of obligatory insurances

The Borrower shall procure that each Owner:

(a)	at least 14 days before the expiry of any obligatory insurance effected by it:

(i)

notifies the Security Trustee of the brokers, underwriters, insurance companies and any protection and indemnity or war risks association through or with whom that Owner proposes to renew that obligatory insurance and of the proposed terms and conditions of renewal; and

(ii)	seeks the Security Trustee’s approval to the matters referred to in paragraph (i);

(b)	at least 7 days before the expiry of any obligatory insurance, renews that obligatory insurance in accordance with the Security Trustee’s approval pursuant to paragraph (a); and

(c)

procures that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Security Trustee in writing of the terms and conditions of the renewal.

13.6	Copies of policies; letters of undertaking

The Borrower shall procure that each Owner ensures that that all approved brokers provide the Security Trustee with pro forma copies of all cover notes and policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Security Trustee and including undertakings by the approved brokers that:

(a)

they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4 (Further protections for the Creditor Parties);

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)	they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances;

(d)

they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Borrower or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)

they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by the Borrower under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of that Ship forthwith upon being so requested by the Security Trustee.

13.7	Copies of certificates of entry; letters of undertaking

The Borrower shall procure that each Owner ensures that any protection and indemnity and/or war risks associations in which the Ship owned by that Owner is entered provides the Security Trustee with:

(a)	a certified copy of the certificate of entry for that Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee;

(c)

where required to be issued under the terms of insurance/indemnity provided by that Owner’s protection and indemnity association, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Owner in accordance with the requirements of such protection and indemnity association; and

(d)

a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority or, as the case may be, protection and indemnity associations in relation to that Ship (if applicable).

13.8	Deposit of original policies

The Borrower shall procure that each Owner ensures that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

13.9	Payment of premiums

The Borrower shall procure that each Owner punctually pays all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Security Trustee.

13.10	Guarantees

The Borrower shall procure that each Owner ensures that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

13.11	Compliance with terms of insurances

The Borrower shall procure that no Owner does or omits to do (or permits to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part; and, in particular it shall procure that each Owner:

(a)

takes all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in paragraph (c) of Clause 13.6 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	does not make any changes relating to the classification or classification society or manager or operator of the Ship owned by it approved by the underwriters of the obligatory insurances;

(c)

makes (and promptly supplies copies to the Agent) of all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which that Ship is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation) and, if applicable, shall procure that an Approved Manager complies with this requirement; and

(d)

does not employ that Ship, nor allows it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

13.12	Alteration to terms of insurances

The Borrower shall procure that no Owner either makes or agrees to any alteration to the terms of any obligatory insurance or waives any right relating to any obligatory insurance.

13.13	Settlement of claims

The Borrower shall procure that no Owner shall settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances and shall do all things necessary to ensure such collection or recovery is made.

13.14	Provision of copies of communications

The Borrower shall procure that each Owner provides the Security Trustee, when so requested, copies of all written communications between that Owner and:

(a)	the approved brokers;

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters, which relate directly or indirectly to:

(i)	that Owner’s obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii)	any credit arrangements made between that Owner and any of the persons referred to in paragraphs (a) or (b) relating wholly or partly to the effecting or maintenance of the obligatory insurances.

13.15	Provision of information and further undertakings

In addition, the Borrower shall procure that each Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)

effecting, maintaining or renewing any such insurances as are referred to in Clause 13.16 (Mortgagee’s interest and additional perils insurances) or dealing with or considering any matters relating to any such insurances, and that Owner shall:

(i)

do all things necessary and provide the Agent and the Security Trustee with all documents and information to enable the Security Trustee to collect or recover any moneys in respect of the Insurances which are payable to the Security Trustee pursuant to the Finance Documents; and

(ii)

promptly provide the Agent with full information regarding any Major Casualty in consequence whereof the Ship owned by that Owner has become or may become a Total Loss and agree to any settlement of such casualty or other accident or damage to that Ship only with the Agent’s prior written consent, and that Owner shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a).

13.16	Mortgagee’s interest and additional perils insurances

The Security Trustee shall be entitled from time to time to effect, maintain and renew all or any of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Majority Lenders may from time to time consider appropriate:

(a)

a mortgagee’s interest insurance providing for the indemnification of the Creditor Parties for any losses under or in connection with any Finance Document (in an amount which is equal to 120 per cent. of the aggregate of (A) the Loan multiplied by a fraction whose: (1) nominator is the Market Value of the Ship owned by that Owner; and (2) denominator is the Market Value of all Mortgaged Ships and (B) the principal amount secured by any equal or prior ranking Security Interest on that Ship) which directly or indirectly result from loss of or damage to a Ship or a liability of that Ship or of the Owner owning that Ship, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning:

(i)

any act or omission on the part of that Owner, of any operator, charterer, manager or sub-manager of that Ship or of any officer, employee or agent of that Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)

any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of that Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of that Owner or of such a person, including the casting away or damaging of that Ship and/or that Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee’s interest marine insurance policy whether or not similar to the foregoing; and

(b)

a mortgagee’s interest additional perils insurance providing for the indemnification of the Creditor Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of a Ship, the imposition of any Security Interest over that Ship and/or any other matter capable of being insured against under a mortgagee’s interest additional perils policy whether or not similar to the foregoing, and in an amount which is equal to 110 per cent. of the aggregate of (A) the Loan multiplied by a fraction whose: (1) nominator is the Market Value of the Ship owned by that Owner; and (2) denominator is the Market Value of all Mortgaged Ships and (B) the principal amount secured by any equal or prior ranking Security Interest on that Ship, and the Borrower shall upon demand fully indemnify the Security Trustee in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.17	Review of insurance requirements

The Security Trustee shall be entitled to review the requirements of this Clause 13 (Insurance) from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the opinion of the Agent (acting on the instructions of the Majority Lenders), significant and capable of affecting the Owners, each Ship and its Insurances (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner owning that Ship may be subject) and the Borrower shall upon demand fully indemnify the Agent in respect of all fees and other expenses incurred by or for the account of the Agent in appointing an independent marine insurance broker or adviser to conduct such review.

13.18	Modification of insurance requirements

The Security Trustee shall notify the Borrower of any proposed modification under Clause 13.17 (Review of insurance requirements) to the requirements of this Clause 13 (Insurance) which the Security Trustee reasonably considers appropriate in the circumstances, and such modification shall take effect on and from the date it is notified in writing to the Borrower as an amendment to this Clause 13 (Insurance) and shall bind the Borrower accordingly.

13.19	Compliance with mortgagee’s instructions

The Security Trustee shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require a Ship to remain at any safe port or to proceed to and remain at any safe port designated by the Security Trustee until the Owner owning that Ship implements any amendments to the terms of the obligatory insurances and any operational changes required as a result of a notice served under Clause 13.18 (Modification of insurance requirements).

14	SHIP COVENANTS

14.1	General

The Borrower also undertakes with each Creditor Party on and from the Drawdown Date to comply or to procure that each Owner complies with the following provisions of this Clause 14 (Ship Covenants) at all times during the Security Period except as the Agent, acting with the authorisation of the Majority Lenders, may otherwise permit in writing (such permission not to be unreasonably withheld in respect of a change of an Approved Flag under Clause 14.2 (Ship’s name and registration)).

14.2	Ship’s name and registration

The Borrower shall procure that each Owner shall keep the Ship owned by it registered in its name under an Approved Flag; shall not do, omit to do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall not change the name or port of registry of that Ship.

14.3	Repair and classification

The Borrower shall procure that each Owner ensures that an Approved Manager shall, keep the Ship owned by that Owner in a good and safe condition and state of repair, sea and cargo worthy in all respects:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class free of overdue recommendations and conditions, with an Approved Classification Society; and

(c)

so as to comply with all laws and regulations applicable to vessels registered at ports in the applicable Approved Flag State or to vessels trading to any jurisdiction to which that Ship may trade from time to time, including but not limited to the ISM Code and the ISPS Code, and the Agent shall be given power of attorney in the form attached as Schedule 5 to act on behalf of the relevant Owner in order to, inspect the class records and any files held by the classification society and to require the classification society to provide the Agent or any of its nominees with any information, document or file, it might request and the classification society shall be fully entitled to rely hereon without any further inquiry.

14.4	Classification society undertaking

The Borrower shall procure that each Owner instructs the classification society referred to in Clause 14.3 (Repair and classification) (and procure that the classification society undertakes with the Security Trustee) in relation to its Ship:

(a)

to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records and any other related records held by the classification society in relation to the Ship owned by that Owner;

(b)

to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of that Ship at the offices of the classification society and to take copies of them;

(c)	to notify the Security Trustee immediately in writing if the classification society:

(i)	receives notification from that Owner or any person that that Ship’s classification society is to be changed; or

(ii)

becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship’s class under the rules or terms and conditions of that Owner’s or that Ship’s membership of the classification society;

(d)	following receipt of a written request from the Security Trustee:

(i)

to confirm that that Owner is not in default of any of its contractual obligations or liabilities to the classification society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the classification society; or

(ii)

if that Owner is in default of any of its contractual obligations or liabilities to the classification society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the classification society.

14.5	Modification

The Borrower shall procure that no Owner shall make any modification or repairs to, or replacement of, its Ship or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

14.6	Removal of parts

The Borrower shall procure that no Owner shall remove any material part of its Ship, or any item of equipment installed on that Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on that Ship the property of that Owner and subject to the security constituted by the relevant Mortgage Provided that an Owner may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by it.

14.7	Surveys

The Borrower shall procure that each Owner submits the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Security Trustee provide the Security Trustee, with copies of all survey reports.

14.8	Inspection

The Borrower shall procure that each Owner permits the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by that Owner at all reasonable times to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections at the Borrower’s expense (which if no Event of Default has occurred and is continuing shall be limited to once in each calendar year).

14.9	Prevention of and release from arrest

The Borrower shall procure that each Owner promptly discharges:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship owned by it, the Earnings or the Insurances;

(b)	all taxes, dues and other amounts charged in respect of that Ship, the Earnings or the Insurances; and

(c)	all other outgoings whatsoever in respect of that Ship, the Earnings or the Insurances,

and, forthwith upon receiving notice of the arrest of that Ship, or of its detention in exercise or purported exercise of any lien or claim, that Owner shall procure its release by providing bail or otherwise as the circumstances may require.

14.10	Compliance with laws etc.

The Borrower shall procure that each Owner shall:

(a)

comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship owned by it, its ownership, operation and management or to the business of that Owner;

(b)	not employ the Ship owned by it nor allow its employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)

in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit that Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship’s war risks insurers unless the prior written consent of the Security Trustee has been given and the Borrower has (at its expense) effected any special, additional or modified insurance cover which the Security Trustee may require.

14.11	Provision of information

The Borrower shall procure that each Owner shall promptly provide the Security Trustee with any information which it requests regarding:

(a)	the Ship owned by it, its employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of that Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made in respect of that Ship;

(d)	any towages and salvages; and

(e)	its compliance, an Approved Manager’s compliance and the compliance of that Ship with the ISM Code and the ISPS Code,

and, upon the Security Trustee’s request, provide copies of any current charter relating to that Ship, of any current charter guarantee and copies of that Owner’s or an Approved Manager’s Document of Compliance, Safety Management Certificate and the ISSC.

14.12	Notification of certain events

The Borrower shall procure each Owner:

(a)	before entering into:

(i)	any demise charter for any period in respect of its Ship; or

(ii)	any other Assignable Charter,

shall notify the Agent and provide copies of any draft charter relating to its Ship and, if applicable, any draft charter guarantee and that Owner shall be entitled to enter into such charter without the consent of the Creditor Parties Provided that:

(A)

that Owner executes in favour of the Security Trustee a specific assignment of all its rights, title and interest in and to such charter and any charter guarantee in the form of a Charterparty Assignment;

(B)

the charterer and any charter guarantor receive a notice (1) of the specific assignment of such charter and charter guarantee and (2) that the Mortgage over that Ship has been registered prior to the entry into such charter;

(C)

in the case where such charter is a demise charter the charterer undertakes to the Security Trustee (1) to comply with all of that Owner’s undertakings with regard to the employment, insurances, operation, repairs and maintenance of its Ship contained in this Agreement, the Mortgage and the General Assignment in relation to that Ship and (2) to provide an assignment of its interest in the insurances of the Ship in the Agreed Form;

(D)	the relevant Owner provides certified true and complete copies of the charter relating to its Ship and of any current charter guarantee, if any, promptly after its execution;

(E)

the Agent’s receipt of a copy of the charter and its failure or neglect to act, delay or acquiescence in connection with the relevant Owner’s entering into such charter shall not in any way constitute an acceptance by the Agent of whether or not the Earnings under the charter are sufficient to meet the debt service requirements under this Agreement nor shall it in any way affect the Agent’s or the Security Trustee’s entitlement to exercise its rights under the Finance Documents pursuant to Clause 19 (Events of default) upon the occurrence of an Event of Default arising as a result of an act or omission of the charterer; and

(F)

the Borrower delivers to the Agent such other documents equivalent to those referred to at paragraphs 2, 3, 4, 5, 7, 8 and 9 of Schedule 3 (Condition Precedent Documents), Part A as the Agent may require; and

(b)	shall immediately notify the Security Trustee by letter, of:

(i)

its entry into any agreement or arrangement for the postponement of any date on which any Earnings are due, the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of that Owner to any Earnings;

(ii)	its entry into any time or consecutive voyage charter in respect of that Ship for a term which exceeds, or which by virtue of any optional extensions may exceed, 12 months;

(iii)	any casualty which is or is likely to be or to become a Major Casualty;

(iv)	any material insurance claim in relation to a Ship;

(v)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(vi)	any requirement, overdue condition or recommendation made by any insurer or classification society or by any competent authority which is not complied with in accordance with its terms;

(vii)	any arrest or detention of that Ship, any exercise or purported exercise of any lien on that Ship or its Earnings or any requisition of that Ship for hire;

(viii)	any unscheduled dry docking of that Ship;

(ix)	any Environmental Claim made against that Owner or in connection with that Ship, or any Environmental Incident;

(x)	any claim for breach of the ISM Code or the ISPS Code being made against that Owner, Approved Manager or otherwise in connection with that Ship;

(xi)	its intention to de-activate or lay up its Ship; or

(xii)	any other matter, event or incident, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and that Owner shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of that Owner’s, Approved Manager’s or any other person’s response to any of those events or matters.

14.13	Restrictions on chartering, appointment of managers etc.

The Borrower shall procure that no Owner shall, in relation to the Ship owned by it:

(a)	enter into any charter in relation to that Ship under which more than two months’ hire (or the equivalent) is payable in advance;

(b)	charter that Ship otherwise than on bona fide arm’s length terms at the time when that Ship is fixed;

(c)	appoint a manager of that Ship other than an Approved Manager; or

(d)

put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $500,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on that Ship or its Earnings for the cost of such work or for any other reason.

14.14	Notice of Mortgage

The Borrower shall procure that each Owner shall keep the Mortgage relative to its Ship registered against that Ship as a valid first preferred or, as the case may be, priority mortgage, carry on board that Ship a certified copy of that Mortgage and place and maintain in a conspicuous place in the navigation room and the Master’s cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Owner to the Security Trustee.

14.15	Sharing of Earnings

The Borrower shall procure that no Owner shall enter into any agreement or arrangement for the sharing of any Earnings (other than (i) any profit sharing agreement with a charterer which takes effect above an agreed minimum charter hire rate payable to the relevant Owner under a charter to which that Owner is a party and (ii) any pool agreement, in either case, on bona fide arm’s length terms).

14.16	ISPS Code

The Borrower shall procure that each Owner shall comply with the ISPS Code and in particular, without limitation, shall:

(a)	procure that the Ship owned by it and the company responsible for that Ship’s compliance with the ISPS Code comply with the ISPS Code; and

(b)	maintain for that Ship an ISSC; and

(c)	notify the Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

14.17	Hazardous materials and sustainable dismantling

(a)	The Borrower shall procure that each Owner carries on board of its Ship the Inventory of Hazardous Materials required by the Approved Classification Society of the Ship on board that Ship.

(b)

The Borrower shall procure that each Owner ensures that in the event its Ship is permanently put out of service, it is dismantled at, or sold for dismantling only to buyers that undertake to dismantle that Ship at, a ship yard complying with such standards as are required by the Hong Kong International Convention for the safe and environmentally sound recycling of ships of 15 May 2009 or by the EU Ship Recycling Regulation.

14.18	Sustainability reporting

The Borrower shall, at its own cost, starting with the calendar year ending 31 December 2022, supply or procure the supply by the Approved Classification Society to the Agent of all information regarding the annual emissions in respect of each Ship for the preceding calendar year as provided to the IMO and shall issue and publish a sustainability report.

15	SECURITY COVER

15.1	Minimum required security cover

Clause 15.2 (Prepayment; provision of additional security) applies if the Agent notifies the Borrower that the Security Cover Ratio is below 125 per cent.

15.2	Prepayment; provision of additional security

If the Agent serves a notice on the Borrower under Clause 15.1 (Minimum required security cover), the Borrower shall prepay such part at least of the Loan as will eliminate the shortfall on or before the date falling 14 Business Days after the date on which the Agent’s notice is served under Clause 15.1 (Minimum required security cover) (the “Loan Shortfall Prepayment Date”) unless at least five calendar days before the Loan Shortfall Prepayment Date the Borrower has provided, or ensured that a third party has provided, additional security which, in the reasonable opinion of the Majority Lenders, has a net realisable value at least equal to the shortfall and is documented in such terms as the Agent may, with the authorisation of the Majority Lenders, approve or require.

15.3	Valuation of Ships

The Market Value of a Ship:

(a)

for the purposes of the Initial Market Value, is that shown in one valuation addressed to the Agent issued by one Approved Broker to be nominated and appointed by the Agent. If the Borrower does not agree with such valuation, the Borrower can nominate another Approved Broker to provide a second valuation addressed to the Agent and appointed by the Agent, in which case the Initial Market Value is that shown by taking the arithmetic average of such two valuations. If the difference between these two valuations is greater than 15 per cent. paragraph (d) of this Clause 15.3 (Valuation of Ships) shall be applicable; and

(b)

at any other date, is that shown in one valuation addressed to the Agent to be issued by an Approved Broker, nominated and appointed by the Borrower and addressed to the Agent (the “First Valuation”) unless the Agent obtains a second valuation issued by an Approved Broker nominated and appointed by the Agent (the “Second Valuation”) in which case the Market Value of the relevant Ship at the relevant date is that shown:

(i)	if the difference between the First Valuation and the Second Valuation is less than 10 per cent., by the First Valuation; and

(ii)	if the difference between the First Valuation and the Second Valuation is greater than 10 per cent. but less than 15 per cent. or less, by taking the arithmetic average of such two valuations,

(c)	each valuation issued pursuant to paragraphs (a) and (b) of this Clause 15.3 (Valuation of Ships) to be prepared:

(i)	as at a date not more than 30 days previously;

(ii)	with or without physical inspection of that Ship (as the Agent may require); and

(iii)

on the basis of a sale for prompt delivery for cash on normal arm’s length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment; and

(d)

if the difference between 2 valuations in respect of a Ship obtained at any one time, in each case, pursuant to this Clause 15.3 (Valuation of Ships) is greater than 15 per cent. a valuation shall be commissioned from a third Approved Broker selected and appointed by the Agent. Such valuation to be conducted in accordance with this Clause 15.3 (Valuation of Ships) and the Market Value of that Ship in such circumstances shall be the arithmetic average of all three valuations.

15.4	Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 15.2 (Prepayment; provision of additional security) and which consists of a Security Interest over a vessel shall be that shown by a valuation complying with the requirements of Clause 15.3 (Valuation of Ships).

15.5	Valuations binding

Any valuation under Clause 15.2 (Prepayment; provision of additional security), 15.3 (Valuation of Ships) or 15.4 (Value of additional vessel security) shall be binding and conclusive as regards the Borrower, as shall be any valuation which the Majority Lenders make of any additional security which does not consist of or include a Security Interest.

15.6	Provision of information

The Borrower shall promptly provide the Agent and any Approved Broker or expert acting under Clause 15.3 (Valuation of Ships) or 15.4 (Value of additional vessel security) with any information which the Agent or that Approved Broker or expert may request for the purposes of the valuation; and, if the Borrower fails to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which that Approved Broker or the Majority Lenders (or the expert appointed by them) consider prudent.

15.7	Payment of valuation expenses

Without prejudice to the generality of the Borrower’s obligations under Clauses 20.2 (Costs of negotiation, preparation etc.), 20.3 (Costs of variations, amendments, enforcement etc.) and 21.2 (Other breakage costs), the Borrower shall, on demand, pay the Agent the amount of the fees and expenses of any Approved Broker or expert instructed by the Agent under this Clause and all legal and other expenses incurred by any Creditor Party in connection with any matter arising out of this Clause.

15.8	Frequency of valuations

The Borrower shall provide the Agent with a valuation of each Ship, dated as of June or, as the case may be, December of each calendar year during the Security Period, within the month of July or January following thereafter respectively and the Agent may, otherwise, request valuations to determine the Borrower’s compliance under Clause 15.1 (Minimum required security cover) not less than twice during each 12-month period during the Security Period.

16	PAYMENTS AND CALCULATIONS

16.1	Currency and method of payments

All payments to be made by the Lenders or by the Borrower or any Owner under a Finance Document shall be made to the Agent or to the Security Trustee, in the case of an amount payable to it:

(a)	by not later than 11.00 a.m. (New York City time) on the due date;

(b)

in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(c)

in the case of an amount payable by a Lender to the Agent or by the Borrower or any Owner to the Agent or any Lender, to the account of the Agent at J.P. Morgan Chase Bank (SWIFT Code CHASUS33) (Account No. 001 1331 808 in favour of Hamburg Commercial Bank AG, SWIFT Code HSHNDEHH; Reference “Navios Maritime Partners L.P.”) or to such other account with such other bank as the Agent may from time to time notify to the Borrower and the other Creditor Parties; and

(d)	in the case of an amount payable to the Security Trustee, to such account as it may from time to time notify to the Borrower and the other Creditor Parties.

16.2	Payment on non-Business Day

If any payment by the Borrower or any Owner under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a)	the due date shall be extended to the next succeeding Business Day; or

(b)	if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day,

and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

16.3	Basis for calculation of periodic payments

(a)	Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:

(i)	on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Market differs, in accordance with that market practice; and

(ii)	subject to paragraph (b) below, without rounding.

(b)	The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by the Borrower or any Security Party under a Finance Document shall be rounded to two decimal places.

16.4	Distribution of payments to Creditor Parties

Subject to Clauses 16.5 (Permitted deductions by Agent), 16.6 (Agent only obliged to pay when monies received) and 16.7 (Refund to Agent of monies not received):

(a)

any amount received by the Agent under a Finance Document for distribution or remittance to a Lender or the Security Trustee shall be made available by the Agent to that Lender or, as the case may be, the Security Trustee by payment, with funds having the same value as the funds received, to such account as the Lender or the Security Trustee may have notified to the Agent not less than five Business Days previously; and

(b)

amounts to be applied in satisfying amounts of a particular category which are due to the Lenders generally shall be distributed by the Agent to each Lender pro rata to the amount in that category which is due to it.

16.5	Permitted deductions by Agent

Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Lender, deduct and withhold from that amount any sum which is then due and payable to the Agent from that Lender under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender to pay on demand.

16.6	Agent only obliged to pay when monies received

Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to the Borrower or any Lender any sum which the Agent is expecting to receive for remittance or distribution to the Borrower or that Lender until the Agent has satisfied itself that it has received that sum.

16.7	Refund to Agent of monies not received

If and to the extent that the Agent makes available a sum to the Borrower or a Lender, without first having received that sum, the Borrower or (as the case may be) the Lender concerned shall, on demand:

(a)	refund the sum in full to the Agent; and

(b)

pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

16.8	Agent may assume receipt

Clause 16.7 (Refund to Agent of monies not received) shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available.

16.9	Creditor Party accounts

Each Creditor Party shall maintain accounts showing the amounts owing to it by the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.10	Agent’s memorandum account

The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.11	Accounts prima facie evidence

If any accounts maintained under Clauses 16.9 (Creditor Party accounts) and 16.10 (Agent’s memorandum account) show an amount to be owing by the Borrower or a Security Party to a Creditor Party, those accounts shall be prima facie evidence that that amount is owing to that Creditor Party.

17	APPLICATION OF RECEIPTS

17.1	Normal order of application

Except as any Finance Document may otherwise provide, any sums which are received or recovered by any Creditor Party under or by virtue of any Finance Document shall be applied:

(a)	FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents in the following order and proportions:

(i)

firstly, in or towards satisfaction pro rata of all amounts then due and payable to the Creditor Parties under the Finance Documents (including, but without limitation, all amounts payable by the Borrower under Clauses 20 (Fees and Expenses), 21 (Indemnities) and 22 (No Set-Off or Tax Deduction) of this Agreement or by the Borrower or any Security Party under any corresponding or similar provision in any other Finance Document) other than those amounts referred to at paragraphs (ii) and (iii);

(ii)	secondly, in or towards satisfaction pro rata of any and all amounts of interest or default interest payable to the Creditor Parties under the Finance Documents in respect of the Loan;

(iii)	thirdly, in or towards satisfaction of the Loan; and

(b)

SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document but which the Agent, by notice to the Borrower, the Security Parties and the other Creditor Parties, states in its opinion will either or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the provisions of paragraph (a) of Clause 17.1 (Normal order of application); and

(c)	THIRDLY: any surplus shall be paid to the Borrower or to any other person appearing to be entitled to it.

17.2	Application by any covered bond Lender

If and to the extent that any Lender includes the Loan and/or a Mortgage in its covered bond register, any enforcement proceeds recovered under the Finance Documents and attributable to it under the relevant Finance Document shall, notwithstanding the provisions of paragraph (a) of Clause 17.1 (Normal order of application), be applied by it first to the part of the Loan that corresponds to that Lender’s Contribution registered in its covered bond register and thereafter in the following order:

(a)	firstly, in or towards satisfaction of the amounts set out under sub-paragraph (i) of paragraph (a) of Clause 17.1 (Normal order of application);

(b)	secondly, in or towards satisfaction of the amounts set out under (ii) of paragraph (a) of Clause 17.1 (Normal order of application); and

(c)	thirdly, in or towards satisfaction of any part of the Loan that corresponds to any unregistered part of that Lender’s contribution.

17.3	Variation of order of application

The Agent may, with the authorisation of the Majority Lenders, by notice to the Borrower, the Security Parties and the other Creditor Parties provide for a different manner of application from that set out in Clause 17.1 (Normal order of application) but not, for the avoidance of doubt, that set out in Clause 17.2 (Application by any covered bond Lender) either as regards a specified sum or sums or as regards sums in a specified category or categories.

17.4	Notice of variation of order of application

The Agent may give notices under Clause 17.3 (Variation of order of application) from time to time; and such a notice may be stated to apply not only to sums which may be received or recovered in the future, but also to any sum which has been received or recovered on or after the third Business Day before the date on which the notice is served.

17.5	Appropriation rights overridden

This Clause 17 (Application of Receipts) and any notice which the Agent gives under Clause 17.3 (Variation of order of application) shall override any right of appropriation possessed, and any appropriation made, by the Borrower or either Security Party.

18	APPLICATION OF EARNINGS

18.1	Payment of Earnings

The Borrower undertakes with each Creditor Party that, throughout the Security Period (and subject only to the provisions of the General Assignment to which it is a party):

(a)	the Accounts shall be maintained with the Account Bank;

(b)	all Earnings of the Ship shall be paid to the Earnings Account for that Ship; and

(c)	the Mandatory Minimum Liquidity Amount required pursuant to Clause 11.20 (Minimum Liquidity) shall be maintained in the Minimum Liquidity Account.

18.2	Monthly retentions

The Borrower undertakes with each Creditor Party to ensure that, on and from the date falling one month after the Drawdown Date and at monthly intervals thereafter during the Security Period, there are transferred to the Retention Account out of the Earnings received in the relevant Earnings Account during the preceding month one-third of the amount of the relevant Instalment falling due under Clause 8.1 (Amount of Instalments) on the next Repayment Date and the Borrower irrevocably authorises the Agent to make those transfers on behalf of the Owners (in its sole discretion and without any obligation) if the Owners fail to do so.

18.3	Shortfall in Earnings

If the aggregate Earnings received in each Earnings Account are insufficient at any time for the required amount to be transferred to the Retention Account under Clause 18.2 (Monthly retentions), the Borrower shall procure that the Owners shall immediately pay the amount of the insufficiency into the Retention Account.

18.4	Application of retentions

Until an Event of Default or a Potential Event of Default occurs, the Agent shall, to the extent there are sufficient funds standing to the credit of the Retention Account, on each Repayment Date and on each due date for the payment of interest under this Agreement distribute to the Lenders in accordance with Clause 16.4 (Distribution of payments to Creditor Parties) so much of the then balance on the Retention Account as equals:

(a)	the Instalment due on that Repayment Date pursuant to Clause 8.1 (Amount of Instalments); or

(b)	the amount of interest in respect of the Loan payable on that interest payment date,

in discharge of the Borrower’s liability for that Instalment or that interest.

18.5	Interest accrued on the Accounts

Any credit balance on each Account shall bear interest at the rate from time to time offered by the Agent to its customers for Dollar deposits of similar amounts and for periods similar to those for which such balances appear to the Agent likely to remain on that Account.

18.6	Release of accrued interest

Interest accruing under Clause 18.5 (Interest accrued on the Accounts) shall be credited to the relevant Account and may be released to the relevant Owner pursuant to Clause 18.10 (Restriction on withdrawal).

18.7	Location of Accounts

The Borrower shall, and shall procure that each Owner will, promptly:

(a)	comply with any requirement of the Agent as to the location or re-location of the Accounts (or any of them); and

(b)

execute any documents which the Agent specifies to create or maintain in favour of the Security Trustee a Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Accounts.

18.8	Debits for fees, expenses etc.

The Agent shall be entitled (but not obliged) from time to time to debit any Earnings Account without prior notice in order to discharge any amount due and payable under Clauses 20 (Fees and Expenses) or 21 (Indemnities) to a Creditor Party or payment of which any Creditor Party has become entitled to demand under Clauses 20 (Fees and Expenses) or 21 (Indemnities).

18.9	Borrower’s obligations unaffected

The provisions of this Clause 18 (Application of Earnings) (as distinct from a distribution effected under Clause 18.4 (Application of retentions)) do not affect:

(a)	the liability of the Borrower to make payments of principal and interest on the due dates; or

(b)	any other liability or obligation of the Borrower or any Security Party under any Finance Document.

18.10	Restriction on withdrawal

During the Security Period no sum may be withdrawn by the Borrower or an Owner from the Retention Account (other than interest pursuant to Clause 18.6 (Release of accrued interest), provided that no Event of Default or Potential Event of Default has occurred which is continuing), without the prior written consent of the Agent.

The Borrower or the Owners may, in any calendar month, after having transferred and/or after having taken into account all amounts due or which will become due to be transferred to the Retention Account in such calendar month in accordance with Clause 18.2 (Monthly retentions), withdraw any surplus (a “Surplus”) from the Earnings Accounts (or any of them) as they may think fit for purposes permitted by this Agreement and the other Finance Documents Provided always no Event of Default or Potential Event of Default has occurred which is continuing in which case any Surplus shall remain on the relevant Earnings Account and the Borrower or Owners may only withdraw the Surplus (or any part thereof) with the prior written consent of the Agent (acting upon the instructions of the Majority Lenders) in order to satisfy the documented and properly incurred operating expenses of the Ships (or any of them).

19	EVENTS OF DEFAULT

19.1	Events of Default

An Event of Default occurs if:

(a)	the Borrower or any Security Party fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document unless:

(i)	its failure to pay is caused by administrative or technical error or a Disruption Event; and

(ii)	payment is made within 3 Business Days; or

(b)

any breach by the Borrower, an Approved Manager or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraph (a)) which, in the reasonable opinion of the Majority Lenders, is capable of remedy, and such default continues unremedied 30 Business Days (or any other grace period agreed by the Agent) after written notice from the Agent requesting action to remedy the same; or

(c)

(subject to any applicable grace period specified in the Finance Documents) any material breach by the Borrower, an Approved Manager or any Security Party occurs of any provision of a Finance Document (other than a breach falling within paragraphs (a) or (b)); or

(d)

any representation, warranty or statement made or repeated by, or by an officer of, the Borrower, an Approved Manager or a Security Party in a Finance Document or in a Drawdown Notice or any other notice or document relating to a Finance Document is untrue or misleading in any material respect when it is made or repeated; or

(e)	any of the following occurs in relation to any Financial Indebtedness of a Relevant Person:

(i)

any Financial Indebtedness of a Relevant Person is not paid when due unless the Relevant Person is contesting its obligation to pay the relevant amount in good faith and on substantial grounds and by appropriate proceedings and adequate reserves have been set aside for its payment if such proceedings fail; or

(ii)

any Financial Indebtedness of a Relevant Person which in the case of any Relevant Person other than any Owner exceeds $15,000,000 (or the equivalent in any other currency in aggregate), becomes due and payable or capable of being declared due and payable prior to its stated maturity date as a consequence of any event of default; or

(iii)

any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Relevant Person which in the case of any Relevant Person other than any Owner exceeds $15,000,000 (or the equivalent in any other currency in aggregate) ceases to be available or becomes capable of being terminated as a result of any event of default, or cash cover is required, or becomes capable of being required, in respect of such a facility as a result of any event of default; or

(iv)

any Security Interest securing any Financial Indebtedness of a Relevant Person, which in the case of any Relevant Person other than any Owner exceeds an amount of $15,000,000 (or the equivalent in any other currency in aggregate), becomes enforceable; or

(f)	any of the following occurs in relation to a Relevant Person:

(i)	a Relevant Person becomes, in the reasonable opinion of the Majority Lenders, unable to pay its debts as they fall due; or

(ii)

any assets of a Relevant Person are subject to any form of execution, attachment, arrest, sequestration or distress or any form of freezing order which in the case of any Relevant Person other than any Owner exceeds $15,000,000 (or the equivalent in any other currency in aggregate), and such execution, attachment, arrest, sequestration, distress or freezing order is not withdrawn within thirty (30) Business Days; or

(iii)	any administrative or other receiver is appointed over any asset of a Relevant Person; or

(iv)	an administrator is appointed (whether by the court or otherwise) in respect of a Relevant Person; or

(v)

any formal declaration of bankruptcy or any formal statement to the effect that a Relevant Person is insolvent or likely to become insolvent is made by a Relevant Person or by the directors or officers of a Relevant Person or, in any proceedings, by a lawyer acting for a Relevant Person; or

(vi)	a provisional liquidator is appointed in respect of a Relevant Person, a winding up order is made in relation to a Relevant Person or a winding up resolution is passed by a Relevant Person; or

(vii)

a resolution is passed, an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by (aa) a Relevant Person, (bb) the shareholders, directors or officers of a Relevant Person, (cc) a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person, or (dd) a government minister or public or regulatory authority of a Pertinent Jurisdiction for or with a view to the winding up of that or another Relevant Person or the appointment of a provisional liquidator or administrator in respect of that or another Relevant Person, or that or another Relevant Person ceasing or suspending business operations or payments to creditors, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person other than the Borrower which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by the Majority Lenders and effected not later than three months after the commencement of the winding up; or

(viii)

an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by a creditor of a Relevant Person (other than a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person) for the winding up of a Relevant Person or the appointment of a provisional liquidator or administrator in respect of a Relevant Person in any Pertinent Jurisdiction, unless the proposed winding up, appointment of a provisional liquidator or administration is being contested in good faith, on substantial grounds and not with a view to some other insolvency law procedure being implemented instead and either (aa) the application or petition is dismissed or withdrawn within 60 days of being made or presented, or (bb) within 60 days of the administration notice being given or filed, or the other relevant steps being taken, other action is taken which will ensure that there will be no administration and (in both cases (aa) or (bb)) the Relevant Person will continue to carry on business in the ordinary way and without being the subject of any actual, interim or pending insolvency law procedure; or

(ix)

a Relevant Person or its directors or officers take any steps (whether by making or presenting an application or petition to a court, or submitting or presenting a document setting out a proposal or proposed terms, or otherwise) with a view to obtaining, in relation to that or another Relevant Person, any form of moratorium, suspension or deferral of payments, reorganisation of debt (or certain debt) or arrangement with all or a substantial proportion (by number or value) of creditors or of any class of them or any such moratorium, suspension or deferral of payments, reorganisation or arrangement is effected by court order, by the filing of documents with a court, by means of a contract or in any other way at all; or

(x)

any meeting of the shareholders or directors, or of any committee of the board or senior management, of a Relevant Person is held or summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iv) to (ix) or a step preparatory to such action, or (with or without such a meeting) the shareholders, directors or such a committee resolve or agree that such an action or step should be taken or should be taken if certain conditions materialise or fail to materialise; or

(xi)

in a Pertinent Jurisdiction other than England, any event occurs, any proceedings are opened or commenced or any step is taken which, in the reasonable opinion of the Majority Lenders is similar to any of the foregoing; or

(g)

the Borrower or any Owner ceases or suspends carrying on its business or a part of its business which, in the reasonable opinion of the Majority Lenders, is material in the context of this Agreement; or

(h)	it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i)

for the Borrower, an Approved Manager or any Security Party to discharge any liability under a Finance Document or to comply with any other obligation which the Majority Lenders consider material under a Finance Document; or

(ii)	for the Agent, the Security Trustee or the Lenders to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or

(i)

any official consent necessary to enable any Owner to own, operate or charter the Ship owned by it or to enable any Owner, an Approved Manager or any Security Party to comply with any provision which the Majority Lenders reasonably consider material of a Finance Document or any Underlying Document is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled unless such revocation is validly contested in good faith by the Borrower, an Approved Manager or, as the case may be, that Security Party; or

(j)	it appears to the Majority Lenders that, without their prior consent, a Change of Control has occurred after the date of this Agreement; or

(k)

any provision which the Majority Lenders reasonably consider material of a Finance Document proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest (excluding any Permitted Security Interests); or

(l)	the security constituted by a Finance Document is in any way imperilled or in jeopardy; or

(m)

the Borrower, an Approved Manager or any Security Party or any other person (other than a Creditor Party) repudiates any of the Finance Documents to which the Borrower, an Approved Manager or that Security Party or person is a party or evidences an intention to do so; or

(n)	any other event occurs or any other circumstances arise or develop including, without limitation:

(i)	a change in the financial position, state of affairs or prospects of the Borrower or any other Security Party; or

(ii)	the commencement of legal or administrative action involving the Borrower, a Ship, either of an Approved Manager or any Security Party; or

(iii)

the withdrawal of any material license or governmental or regulatory approval in respect of a Ship, an Owner, an Approved Manager or any Owner’s or Approved Manager’s business (unless such withdrawal can be contested with the effect of suspension and is in fact so contested in good faith by the Borrower or an Approved Manager), which in the reasonable opinion of the Lenders constitutes a Material Adverse Change.

19.2	Actions following an Event of Default

On, or at any time after, the occurrence of an Event of Default:

(a)	the Agent may, and if so instructed by the Majority Lenders, the Agent shall:

(i)	serve on the Borrower a notice stating that all or part of the Commitments and of the other obligations of each Lender to the Borrower under this Agreement are cancelled; and/or

(ii)

serve on the Borrower a notice stating that all or part of the Loan together with accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii)

take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii), the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or

(b)

the Security Trustee may, and if so instructed by the Agent, acting with the authorisation of the Majority Lenders, the Security Trustee shall take any action which, as a result of the Event of Default or any notice served under sub-paragraph (i) or (ii) of paragraph (a) Clause 19.2 (Actions following an Event of Default), the Security Trustee, the Agent, the Mandated Lead Arranger and/or the Lenders are entitled to take under any Finance Document or any applicable law.

19.3	Termination of Commitments

On the service of a notice under sub-paragraph (i) of paragraph (a) of Clause 19.2 (Actions following an Event of Default), the Commitments and all other obligations of each Lender to the Borrower under this Agreement shall be cancelled.

19.4	Acceleration of Loan

On the service of a notice under sub-paragraph (ii) of paragraph (a) of Clause 19.2 (Actions following an Event of Default), all or, as the case may be, the part of the Loan specified in the notice together with accrued interest and all other amounts accrued or owing from the Borrower or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5	Multiple notices; action without notice

The Agent may serve notices under sub-paragraph (i) of paragraph (a) of Clause 19.2 (Actions following an Event of Default) or sub-paragraph (ii) of paragraph (a) of Clause 19.2 (Actions following an Event of Default) simultaneously or on different dates and it and/or the Security Trustee may take any action referred to in Clause 19.2 (Actions following an Event of Default) if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6	Notification of Creditor Parties and Security Parties

The Agent shall send to each Lender, the Security Trustee, each Approved Manager and each Security Party a copy or the text of any notice which the Agent serves on the Borrower under Clause 19.2 (Actions following an Event of Default); but the notice shall become effective when it is served on the Borrower, and no failure or delay by the Agent to send a copy or the text of the notice to any other person shall invalidate the notice or provide the Borrower, an Approved Manager or any Security Party with any form of claim or defence.

19.7	Creditor Party rights unimpaired

Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual Lenders under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1 (Interests several).

19.8	Exclusion of Creditor Party liability

No Creditor Party, and no receiver or manager appointed by the Security Trustee, shall have any liability to a Borrower or a Security Party:

(a)

for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b)

as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset, except that this does not exempt a Creditor Party or a receiver or manager from liability for losses shown to have been directly and mainly caused by gross negligence, the dishonesty or the wilful misconduct of such Creditor Party’s own officers and employees or (as the case may be) such receiver’s or manager’s own partners or employees.

19.9	Relevant Persons

In this Clause 19 (Events of Default), a “Relevant Person” means a Borrower or any Security Party.

19.10	Interpretation

In paragraph (e) of Clause 19.1 (Events of Default) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in paragraph (f) of Clause 19.1 (Events of Default) “petition” includes an application.

20	FEES AND EXPENSES

20.1	Fees

The Borrower shall pay to the Agent on the Drawdown Date, a non-refundable structuring fee in the amount equal to 0.23 per cent. of the Loan actually drawn.

20.2	Costs of negotiation, preparation etc.

The Borrower shall pay to the Agent on its demand the amount of all legal and other expenses incurred by the Agent or the Security Trustee in connection with the negotiation, preparation, execution or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document.

20.3	Costs of variations, amendments, enforcement etc.

The Borrower shall pay to the Agent, on the Agent’s demand, for the account of the Creditor Party concerned, the amount of all legal and other expenses incurred by a Creditor Party in connection with:

(a)

any amendment or supplement (or any proposal for such an amendment or supplement) requested (or, in the case of a proposal, made) by or on behalf of the Borrower and relating to a Finance Document or any other Pertinent Document or, subject to sub-paragraph (ii) of paragraph (b) of Clause 20.4 (RFR transition costs);

(b)

any consent, waiver or suspension of rights by the Lenders, the Majority Lenders or the Creditor Party concerned or any proposal for any of the foregoing requested (or, in the case of a proposal, made) by or on behalf of the Borrower under or in connection with a Finance Document or any other Pertinent Document;

(c)	the valuation of any security provided or offered under and pursuant to Clause 15 (Security Cover) or any other matter relating to such security;

(d)

any step taken by the Creditor Party concerned with a view to the preservation, protection, exercise or enforcement of any rights or Security Interest created by a Finance Document or for any similar purpose including, without limitation, any proceedings to recover or retain proceeds of enforcement or any other proceedings following enforcement proceedings until the date all outstanding indebtedness to the Creditor Parties under the Finance Documents and any other Pertinent Document is repaid in full.

There shall be recoverable under paragraph (d) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

20.4	RFR transition costs

The Borrower shall on demand reimburse each of the Agent and the Security Trustee for the amount of all costs and expenses (including legal fees) reasonably incurred by each Creditor Party in connection with:

(a)	the negotiation or entry into of any Reference Rate Supplement or Compounding Methodology Supplement; or

(b)	any amendment, waiver or consent relating to:

(i)	any Reference Rate Supplement or Compounding Methodology Supplement; or

(ii)

any change arising as a result of an amendment required pursuant to any of Clause 5.7 (Cost of funds) or 27.4 (Changes to reference rates), including without limitation any costs relating to amendments to the Finance Documents and/or any registration requirements.

20.5	Documentary taxes

The Borrower shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Agent’s demand, fully indemnify each Creditor Party against any claims, expenses, liabilities and losses resulting from any failure or delay by the Borrower to pay such a tax.

20.6	Certification of amounts

A notice which is signed by two officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 20 (Fees and Expenses) and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21	INDEMNITIES

21.1	Indemnities regarding borrowing and repayment of Loan

The Borrower shall fully indemnify the Agent and each Lender on the Agent’s demand and the Security Trustee on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by that Creditor Party, or which that Creditor Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a)

the Advance not being borrowed on the date specified in the relevant Drawdown Notice for any reason other than a default by the Lender claiming the indemnity after the relevant Drawdown Notice has been served in accordance with the provisions of this Agreement;

(b)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;

(c)

any failure (for whatever reason) by the Borrower (or any of them) to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrower on the amount concerned under Clause 7 (Default Interest)) including but not limited to any costs and expenses of enforcing any Security Interests created by the Finance Documents and any claims, liabilities and losses which may be brought against, or incurred by, a Creditor Party when enforcing any Security Interests created by the Finance Documents; and

(d)	the occurrence and/or continuance of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Clause 19 (Events of Default),

and in respect of any tax (other than tax on its overall net income and a FATCA Deduction) for which a Creditor Party is liable in connection with any amount paid or payable to that Creditor Party (whether for its own account or otherwise) under any Finance Document.

21.2	Other breakage costs

Without limiting its generality, Clause 21.1 (Indemnities regarding borrowing and repayment of Loan) covers any claim, expense, liability or loss, including (without limitation) (i) a loss of a prospective profit, incurred by a Lender in borrowing, liquidating or re-employing deposits from third parties acquired, contracted for or arranged to fund, effect or maintain all or any part of its Contribution and/or any overdue amount (or an aggregate amount which includes its Contribution or any overdue amount) other than claims, expenses, liabilities and losses which are shown to have been directly and mainly caused by the gross negligence or wilful misconduct of the officers or employees of the Creditor Party concerned and (ii) any applicable legal fees.

21.3	Miscellaneous indemnities

The Borrower shall fully indemnify each Creditor Party severally on their respective demands, without prejudice to any of their other rights under any of the Finance Documents, in respect of all claims, expenses, liabilities and losses which may be made or brought against or sustained or incurred by a Creditor Party, in any country, as a result of or in connection with:

(a)

any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Agent, the Security Trustee or any other Creditor Party or by any receiver appointed under a Finance Document;

(b)	investigating any event which the Creditor Party concerned reasonably believes constitutes an Event of Default or Potential Event of Default; or

(c)	acting or relying on any notice, request or instruction which the Creditor Party concerned reasonably believes to be genuine, correct and appropriately authorised,

other than claims, expenses, liabilities and losses which are shown to have been directly and mainly caused by the dishonesty, gross negligence or wilful misconduct of the officers or employees of the Creditor Party concerned.

21.4	Environmental Indemnity

Without prejudice to the generality of Clause 21.3 (Miscellaneous indemnities), this Clause 21.4 (Environmental Indemnity) covers any claims, demands, proceedings, liabilities, taxes, losses, liabilities or expenses of every kind which arise, or are asserted, under or in connection with any law relating to safety at sea, the ISM Code or the ISPS Code, any Environmental Law.

21.5	Currency indemnity

If any sum due from the Borrower or any Security Party to a Creditor Party under a Finance Document or under any order, award or judgment relating to a Finance Document (a “Sum”) has to be converted from the currency in which the Finance Document provided for the Sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a)	making, filing or lodging any claim or proof against the Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(b)	obtaining an order, judgment or award from any court or other tribunal in relation to any litigation or arbitration proceedings; or

(c)	enforcing any such order, judgment or award,

the Borrower shall as an independent obligation, within three Business Days of demand, indemnify the Creditor Party to whom that Sum is due against any cost, loss or liability arising when the payment actually received by that Creditor Party is converted at the available rate of exchange back into the Contractual Currency including any discrepancy between (A) the rate of exchange actually used to convert the Sum from the Payment Currency into the Contractual Currency and (B) the available rate of exchange.

In this Clause 21.5 (Currency indemnity), the “available rate of exchange” means the rate at which the Creditor Party concerned is able at the opening of business (London time) on the Business Day after it receives the Sum to purchase the Contractual Currency with the Payment Currency.

The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

If any Creditor Party receives any Sum in a currency other than the Contractual Currency, the Borrower shall indemnify in full the Creditor Party concerned against any cost, loss or liability arising directly or indirectly from any conversion of such Sum to the Contractual Currency.

This Clause 21.5 (Currency indemnity) creates a separate liability of the Borrower which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

21.6	Certification of amounts

A notice which is signed by two officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 21 (Indemnities) and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21.7	Sums deemed due to a Lender

For the purposes of this Clause 21 (Indemnities), a sum payable by the Borrower to the Agent or the Security Trustee for distribution to a Lender shall be treated as a sum due to that Lender.

22	NO SET-OFF OR TAX DEDUCTION

22.1	No deductions

All amounts due from the Borrower under a Finance Document shall be paid:

(a)	without any form of set-off, counter-claim, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Borrower is required by law to make.

22.2	Grossing-up for taxes

If, at any time, the Borrower is required by law, regulation or regulatory requirement to make a tax deduction from any payment due under a Finance Document:

(a)	the Borrower shall notify the Agent as soon as it becomes aware of the requirement;

(b)

the amount due in respect of the payment shall be increased by the amount necessary to ensure that, after the making of such tax deduction, each Creditor Party receives on the due date for such payment (and retains free from any liability relating to the tax deduction) a net amount which is equal to the full amount which it would have received had no such tax deduction been required to be made; and

(c)

the Borrower shall pay the full amount of the tax required to be deducted to the appropriate taxation authority promptly in accordance with the relevant law, regulation or regulatory requirement, and in any event before any fine or penalty arises.

22.3	Indemnity and evidence of payment of taxes

The Borrower shall fully indemnify each Creditor Party on the Agent’s demand in respect of all claims, expenses, liabilities and losses incurred by any Creditor Party by reason of any failure of the Borrower to make any tax deduction or by reason of any increased payment not being made on the due date for such payment in accordance with Clause 22.2 (Grossing-up for taxes). Within 30 days after making any tax deduction, the Borrower shall deliver to the Agent any receipts, certificates or other documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

22.4	Exclusion of tax on overall net income

In this Clause 22 (No Set-Off or Tax Deduction) “tax deduction” means any deduction or withholding from any payment due under a Finance Document for or on account of any present or future tax except:

(a)	tax on a Creditor Party’s overall net income; and

(b)	a FATCA Deduction.

22.5	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)

supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)

supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation or exchange of information regime.

(b)

If a Party confirms to another Party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)

Paragraph (a) above shall not oblige any Creditor Party to do anything and sub-paragraph (iii) of paragraph (a) above shall not oblige any other Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraphs (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)

If a Lender knows or has reason to know that the Borrower is a US Tax Obligor, or where the Agent reasonably believes that its obligations under FATCA require it, each Lender shall, within ten Business Days of:

(i)	where the Lender knows or has reason to know that the Borrower is a US Tax Obligor and the relevant Lender is a Party as at the date of this Agreement, the date of this Agreement;

(ii)

where the Lender knows or has reason to know that a Borrower is a US Tax Obligor and the relevant Lender became a Party after the date of this Agreement, the date on which the relevant Transfer Certificate became effective; or

(iii)	the date of a request from the Agent,

supply to the Agent:

(iv)	a withholding certificate on US Internal Revenue Service Form W-8 or Form W-9 (or any successor form) (as applicable); or

(v)	any withholding statement and other documentation, authorisations and waivers as the Agent may require to certify or establish the status of such Lender under FATCA.

The Agent shall provide any withholding certificate, withholding statement, documentation, authorisations and waivers it receives from a Lender pursuant to this paragraph (e) to the Borrower, to the extent required for compliance with FATCA or any other law or regulation, and shall be entitled to rely on any such withholding certificate, withholding statement, documentation, authorisations and waivers provided without further verification. The Agent shall not be liable for any action taken by it under or in connection with this paragraph (e).

(f)

Each Lender agrees that if any withholding certificate, withholding statement, documentation, authorisations and waivers provided to the Agent pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, it shall promptly update such withholding certificate, withholding statement, documentation, authorisations and waivers or promptly notify the Agent in writing of its legal inability to do so. The Agent shall provide any such updated withholding certificate, withholding statement, documentation, authorisations and waivers to the Borrower, to the extent required for compliance with FATCA or any other law or regulation. The Agent shall not be liable for any action taken by it under or in connection with this paragraph (f).

22.6	FATCA Deduction

(a)

Each Party may make any FATCA Deduction as it reasonably determines it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Agent and the Agent shall notify the other Creditor Parties.

23	ILLEGALITY, ETC.

23.1	Illegality

This Clause 23 (Illegality, etc.) applies if a Lender (the “Notifying Lender”) notifies the Agent that it has become, or will with effect from a specified date, become:

(a)	unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b)	contrary to, or inconsistent with, any regulation,

for the Notifying Lender to perform, maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement or to fund or maintain the Loan.

23.2	Notification of illegality

The Agent shall promptly notify the Borrower, the Security Parties, the Security Trustee and the other Lenders of the notice under Clause 23.1 (Illegality) which the Agent receives from the Notifying Lender.

23.3	Prepayment; termination of Commitment

On the Agent notifying the Borrower under Clause 23.2 (Notification of illegality), the Notifying Lender’s Commitment shall be immediately cancelled; and thereupon or, if later, on the date specified in the Notifying Lender’s notice under Clause 23.1 (Illegality) as the date on which the notified event would become effective the Borrower shall prepay the Notifying Lender’s Contribution on the last day of the then current Interest Period in accordance with Clauses 8.10 (Amounts payable on prepayment) and 8.11 (Application of partial prepayment or cancellation).

24	INCREASED COSTS

24.1	Increased costs

This Clause 24 (Increased Costs) applies if a Lender (the “Notifying Lender”) notifies the Agent that the Notifying Lender considers that as a result of:

(a)

the introduction or alteration after the date of this Agreement of a law or an alteration after the date of this Agreement in the manner in which a law is interpreted or applied (disregarding any effect which relates to the application to payments under this Agreement of a tax on the Lender’s overall net income); or

(b)

complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Notifying Lender allocates capital resources to its obligations under this Agreement) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Agreement; or

(c)

the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (the “Basel II Accord”) or any other law or regulation implementing the Basel II Accord or any of the approaches provided for and allowed to be used by banks under or in connection with the Basel II Accord, in each case when compared to the cost of complying with such regulations as determined by the Agent (or parent company of it) on the date of this Agreement (whether such implementation, application or compliance is by a government, regulator, supervisory authority, the Notifying Lender or its holding company); or

(d)

the implementation or application of or compliance with Basel III or any law or regulation which implements or applies Basel III (regardless of the date on which it is enacted, adopted or issued and regardless of whether any such implementation, application or compliance is by a government, regulator, the Notifying Lender or any of its affiliates), the Notifying Lender (or a parent company of it) has incurred or will incur an “increased cost”.

24.2	Meaning of “increased cost”

In this Clause 24 (Increased Costs), “increased cost” means, in relation to a Notifying Lender:

(a)

an additional or increased cost incurred as a result of, or in connection with, the Notifying Lender having entered into, or being a party to, this Agreement or a Transfer Certificate, of funding or maintaining its Commitment or Contribution or performing its obligations under this Agreement, or of having outstanding all or any part of its Contribution or other unpaid sums;

(b)	a reduction in the amount of any payment to the Notifying Lender under this Agreement or in the effective return which such a payment represents to the Notifying Lender or on its capital;

(c)

an additional or increased cost of funding all or maintaining all or any of the advances comprised in a class of advances formed by or including the Notifying Lender’s Contribution or (as the case may require) the proportion of that cost attributable to the Contribution; or

(d)	a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Notifying Lender under this Agreement,

but not an item attributable to a change in the rate of tax on the overall net income of the Notifying Lender (or a parent company of it) or an item covered by the indemnity for tax in Clause 21.1 (Indemnities regarding borrowing and repayment of Loan) or by Clause 22 (No Set-Off or Tax Deduction) or a FATCA Deduction required to be made by a Party.

For the purposes of this Clause 24.2 (Meaning of “increased cost”) the Notifying Lender may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class of its assets and liabilities) on such basis as it considers appropriate.

24.3	Notification to Borrower of claim for increased costs

The Agent shall promptly notify the Borrower and the Security Parties of the notice which the Agent received from the Notifying Lender under Clause 24.1 (Increased costs).

24.4	Payment of increased costs

The Borrower shall pay to the Agent within 5 Business Days after the Agent’s demand, for the account of the Notifying Lender the amounts which the Agent from time to time notifies the Borrower that the Notifying Lender has specified to be necessary to compensate the Notifying Lender for the increased cost.

24.5	Notice of prepayment

If the Borrower is not willing to continue to compensate the Notifying Lender for the increased cost under Clause 24.4 (Payment of increased costs), the Borrower may give the Agent not less than 14 days’ notice of their intention to prepay the Notifying Lender’s Contribution at the end of an Interest Period.

24.6	Prepayment; termination of Commitment

A notice under Clause 24.5 (Notice of prepayment) shall be irrevocable; the Agent shall promptly notify the Notifying Lender of the Borrower’s notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Commitment of the Notifying Lender shall be cancelled; and

(b)

on the date specified in its notice of intended prepayment, the Borrower shall prepay (without premium or penalty) the Notifying Lender’s Contribution, together with accrued interest thereon at the applicable rate plus the Margin.

24.7	Application of prepayment

Clause 8 (Repayment and Prepayment) shall apply in relation to the prepayment.

25	SET-OFF

25.1	Application of credit balances

Each Creditor Party may without prior notice to the Borrower but with prior notice to the Agent:

(a)

apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Borrower at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Borrower to that Creditor Party under any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Borrower;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

25.2	Existing rights unaffected

No Creditor Party shall be obliged to exercise any of its rights under Clause 25.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

25.3	Sums deemed due to a Lender

For the purposes of this Clause 25 (Set-Off), a sum payable by the Borrower to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender’s proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

25.4	No Security Interest

This Clause 25 (Set-Off), gives the Creditor Parties a contractual right of set-off only, and does not create any equitable charge or other Security Interest over any credit balance of the Borrower.

26	TRANSFERS AND CHANGES IN LENDING OFFICES

26.1	Transfer by Borrower

The Borrower may not assign or transfer any of its rights, liabilities or obligations under any Finance Document.

26.2	Transfer by a Lender

Subject to Clause 26.4 (Effective Date of Transfer Certificate), a Lender (the “Transferor Lender”) may at any time, without the consent of the Borrower or any Security Party but after consultation with the Borrower, cause:

(a)	its rights in respect of all or part of its Contribution; or

(b)	its obligations in respect of all or part of its Commitment; or

(c)	a combination of (a) and (b); or

(d)	all or part of its credit risk under this Agreement and the other Finance Documents,

to be syndicated to or, (in the case of its rights) assigned, pledged or transferred to, or (in the case of its obligations) pledged or assumed by, any other bank or financial institution or to a trust, fund or other entity, provided such other entity is regularly engaged in, or established for the purpose of, making, purchasing or investing in loans, securities or other financial assets (a “Transferee Lender”) by delivering to the Agent a completed certificate in the form set out in Schedule 4 (Transfer Certificate) with any modifications approved or required by the Agent (a “Transfer Certificate”) executed by the Transferor Lender and the Transferee Lender.

However, any rights and obligations of the Transferor Lender in its capacity as Agent or Security Trustee will have to be dealt with separately in accordance with the Agency and Trust Deed.

All costs and expenses relating to a transfer effected pursuant to this Clause 26.2 (Transfer by a Lender) shall be borne by the Transferee Lender.

26.3	Transfer Certificate, delivery and notification

As soon as reasonably practicable after a Transfer Certificate is delivered to the Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a)	sign the Transfer Certificate on behalf of itself, the Borrower, the Security Parties, the Security Trustee and each of the other Lenders;

(b)	on behalf of the Transferee Lender, send to the Borrower and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it; and

(c)	send to the Transferee Lender copies of the letters or faxes sent under paragraph (b) above.

26.4	Effective Date of Transfer Certificate

A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date Provided that it is signed by the Agent under Clause 26.3 (Transfer Certificate, delivery and notification) on or before that date.

26.5	No transfer without Transfer Certificate

Except as provided in Clause 26.17 (Security over Lenders’ rights) no assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, the Borrower, any Security Party, the Agent or the Security Trustee unless it is effected, evidenced or perfected by a Transfer Certificate.

26.6	Lender re-organisation

However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the “successor”), the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender only upon receipt by the Agent of a notice to this effect and evidence that all rights and obligations have automatically and by operation of law vested in the successor by virtue of the merger, de-merger or other reorganisation, without the need for the execution and delivery of a Transfer Certificate; the Agent shall in that event inform the Borrower and the Security Trustee accordingly.

26.7	Effect of Transfer Certificate

A Transfer Certificate takes effect in accordance with English law as follows:

(a)

to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender’s title and of any rights or equities which the Borrower or any Security Party had against the Transferor Lender;

(b)	the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;

(c)	the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d)

the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e)

any part of the Loan which the Transferee Lender advances after the Transfer Certificate’s effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor’s title and any rights or equities of the Borrower or any Security Party against the Transferor Lender had not existed;

(f)

the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under Clause 5.6 (Market disruption) and Clause 20 (Fees and Expenses), and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g)

in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of the Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross-claim.

26.8	Maintenance of register of Lenders

During the Security Period the Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4 (Effective Date of Transfer Certificate)) of the Transfer Certificate; and the Agent shall make the register available for inspection by any Lender, the Security Trustee and the Borrower during normal banking hours, subject to receiving at least three Business Days’ prior notice.

26.9	Reliance on register of Lenders

The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

26.10	Authorisation of Agent to sign Transfer Certificates

The Borrower, the Security Trustee and each Lender irrevocably authorises the Agent to sign Transfer Certificates on its behalf. The Borrower and each Security Party irrevocably agree to the transfer procedures set out in this Clause 26 (Transfers and Changes in Lending Offices) and to the extent the cooperation of the Borrower and/or any Security Party shall be required to effect any such transfer, the Borrower and such Security Party shall take all necessary steps to afford such cooperation Provided that this shall not result in any additional costs to the Borrower or such Security Party.

26.11	Sub-participation; subrogation assignment

A Lender may sub-participate or include in a securitisation or similar transaction all or any part of its rights and/or obligations under or in connection with the Finance Documents without the Borrower’s prior consent and without serving a notice thereon; the Lenders may assign without the Borrower’s prior consent but after consultation with the Borrower, in any manner and terms agreed by the Majority Lenders, the Agent and the Security Trustee, all or any part of those rights to an insurer or surety who has become subrogated to them.

26.12	Sub-division, split, modification or re-tranching

Any Lender may, in its sole discretion, sub-divide, split, sever, modify or re-tranche its Contribution into one or more parts subject to the overall cost of its Contribution to the Borrower remaining unchanged, if such changes are necessary in order to achieve a successful execution of a securitisation, syndication or any other capital market exit in respect of its Contribution (or any applicable part thereof).

26.13	Disclosure of information

(a)

A Lender may, without the prior consent of the Borrower, or any other Security Party, disclose to a potential Transferee Lender or sub participant as well as, where relevant, to rating agencies, trustees and accountants, any financial or other information which that Lender has received in relation to the Loan, the Borrower and any other Security Party or their affairs and collateral or security provided under or in connection with any Finance Document, their financial circumstances and any other information whatsoever, as that Lender may deem reasonably necessary or appropriate in connection with the potential syndication, the assessment of the credit risk and the ongoing monitoring of the Loan by any potential Transferee Lender and that Lender shall be released from its obligation of secrecy and from banking confidentiality.

(b)

This permission is given for the purposes of giving relief from banking secrecy and confidentiality requirements. It is not intended as and is no declaration of consent in accordance with the DS_GVO (DS-GVO refers to Datenschutz-Grundverordnung, the German term for General Data Protection Regulation) (EU Regulation 2016/679, General Data Protection Regulation).

(c)

In the event any such potential Transferee Lender, sub-participant, rating agency, trustee or accountant is not already bound by any legal obligation of secrecy or banking confidentiality, the Lender concerned may only give, disclose or reveal such information as the Borrower is entitled to disclose by rules and regulations of the SEC and any US Stock Exchange applicable to the Borrower and shall require such other party to sign a confidentiality agreement. The Borrower shall, and shall procure that any other Security Party shall:

(i)

provide the Creditor Parties (or any of them) with all information deemed, reasonably, necessary by the Creditor Parties (or any of them) for the purposes of any transfer, syndication or sub-participation to be effected pursuant to this Clause 26 (Transfers and Changes in Lending Offices);

(ii)

if requested to do so by a Lender, jointly with that Lender approach relationship banks of the Group for the purposes of a potential syndication and assisting the Mandated Lead Arranger in the preparation of an information memorandum for a potential syndication;

(iii)

procure that the directors and officers of the Borrower or any other Security Party, are available to participate in any meeting with any Transferee Lender or any rating agency at such times and places as the Creditor Parties may reasonably request following prior notice (to be served on the Borrower reasonably in advance) to the Borrower or that Security Party; and

(iv)	permit any Transferee Lender to board the Ship at all reasonable times and locations to inspect its condition in accordance with Clause 14.8 (Inspection).

26.14	Confidentiality

Any publicity regarding the Loan or any of the terms thereof shall be agreed in advance by the Agent (acting on the instructions of the Majority Lenders) unless otherwise required in connection with the Borrower’s reporting obligations under or in connection with the rules and regulations of the US Stock Exchange Commission and any US Stock Exchange applicable to the Borrower.

26.15	Change of lending office

A Lender may change its lending office by giving notice to the Agent and the change shall become effective on the later of:

(a)	the date on which the Agent receives the notice; and

(b)	the date, if any, specified in the notice as the date on which the change will come into effect.

26.16	Notification

On receiving such a notice, the Agent shall notify the Borrower and the Security Trustee; and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Agent last had notice.

26.17	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 26 (Transfers and Changes in Lending Offices), each Lender may without consulting with or obtaining consent from, the Borrower or any Security Party, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b)

in the case of any Lender which is a fund, any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities;

except that no such charge, assignment or Security Interest shall:

(i)

release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security Interest for the Lender as a party to any of the Finance Documents; or

(ii)

require any payments to be made by the Borrower or any Security Party or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

26.18	Securitisation

The Borrower shall, and the Borrower shall procure that each Security Party will, assist the Agent and/or any Lender in achieving a successful securitisation (or similar transaction) in respect of the Loan and the Finance Documents and such Security Party’s reasonable costs for providing such assistance shall be met by the relevant Lender.

26.19	No additional costs

If a Transferor Lender assigns or transfers any of its rights or obligations under the Finance Documents and as a result of circumstances existing at the date the assignment or transfer occurs, the Borrower or a Security Party would be obliged to make a payment to the Transferee Lender under Clause 22.2 (Grossing-up for taxes) or under that clause as incorporated by reference or in full in any other Finance Document, then the Transferee Lender is only entitled to receive payment under that clause to the same extent as the Transferor Lender would have been if the assignment or transfer had not occurred.

27	VARIATIONS AND WAIVERS

27.1	Required consents

(a)

Subject to Clause 27.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all Creditor Parties and the Borrower.

(b)	Any instructions given by the Majority Lenders will be binding on all the Creditor Parties.

(c)	The Agent may effect, on behalf of any Creditor Party, any amendment or waiver permitted by this Clause.

27.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Change of Control”, “Majority Lenders”, “Finance Documents” or “RFR Replacement Event” in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest fees, commission or other amount payable under any of the Finance Documents;

(iv)	an increase in or an extension of any Lender’s Commitment;

(v)	any provision which expressly requires the consent of all the Lenders;

(vi)

Clause 3 (Position of the Lenders), Clause 8 (Repayment and Prepayment), Clause 11.5 (Information provided to be accurate), Clause 11.6 (Provision of financial statements), Clause 11.7 (Form of financial statements), Clause 11.16 (Provision of further information), Clause 15 (Security Cover), Clause 26 (Transfers and Changes in Lending Offices), this Clause 27.2 (Exceptions) or Clause 27.4 (Changes to reference rates);

(vii)	the definitions of “Restricted Party”, “Sanctions Authorities” or “Sanctions List” in Clause 1.1 (Definitions) or Clause 11.23 (Sanctions);

(viii)	any release of any Security Interest, guarantee, indemnities or subordination arrangement created by any Finance Document;

(ix)	any change of the currency in which the Loan is provided or any amount is payable under any of the Finance Documents;

(x)	any change to the Replacement Reference Rate pursuant to Clause 27.4 (Changes to reference rates);

(xi)	an extension of the Availability Period; or

(xii)	a change in Clauses 16.4 (Distribution of payments to Creditor Parties) or 22.2 (Grossing-up for taxes),

may not be effected without the prior written consent of all Lenders.

(b)

An amendment or waiver which relates to the rights or obligations of the Agent, the Arranger or the Security Trustee may not be effected without the consent of the Agent, the Arranger or the Security Trustee, as the case may be.

27.3	Exclusion of other or implied variations

Except for a document which satisfies the requirements of Clauses 27.1 (Required consents) and 27.2 (Exceptions) and Clause 27.4 (Changes to reference rates), no document, and, subject to Clause 27.5 (Deemed consent), no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Creditor Parties or any of them (or any person acting on behalf of any of them) shall result in the Creditor Parties or any of them (or any person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a)	a provision of this Agreement or another Finance Document; or

(b)	an Event of Default; or

(c)	a breach by the Borrower, an Approved Manager or a Security Party of an obligation under a Finance Document or the general law; or

(d)	any right or remedy conferred by any Finance Document or by the general law,

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

27.4	Changes to reference rates

(a)	If a RFR Replacement Event has occurred in relation to the RFR, the Agent (acting on the instructions of all Lenders) shall be entitled to:

(i)	replace the RFR with a Replacement Reference Rate;

(ii)

adjust the pricing on the Replacement Reference Rate by the amendment of the Margin or otherwise, in each case at its discretion, to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation); and

(iii)	amend this Agreement for the purpose of any of:

(A)	providing for the use of a Replacement Reference Rate [in place of the RFR];

(B)	aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(C)

enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(D)	implementing market conventions applicable to that Replacement Reference Rate;

(E)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(F)	adjusting the pricing in accordance with paragraph (ii) above.

(b)

The Agent shall promptly notify the Borrower and each Creditor Party of any replacement of the RFR, any adjustment of pricing and any amendment of this Agreement made pursuant to paragraph (a) above, which shall take effect immediately as from (and including) the date specified in such notification.

(c)

If required by the Agent (acting on the instructions of all Lenders), the Borrower shall (and shall procure that each other Security Party shall) enter into such supplemental, replacement or other agreement in relation to any Finance Document as the Agent may specify to extend the effect of any of the amendments referred to in paragraph (a) above to such Finance Document.

27.5	Deemed consent

With respect to:

(a)

the replacement of the RFR with a Replacement Reference Rate in accordance with sub-paragraph (i) of paragraph (a) of Clause 27.4 (Changes to reference rates) (and the designation of such benchmark as permitted under sub-paragraphs (b) and (c) of the definition of “Replacement Reference Rate”);

(b)	the adjustment of pricing in accordance with sub-paragraph (ii) of paragraph (a) Clause 27.4 (Changes to reference rates);

(c)	any amendment of any Finance Document as contemplated in sub-paragraph (iii) of paragraph (a) of Clause 27.4 (Changes to reference rates); and

(d)	any other amendment, variation, waiver, suspension or limit requested by a Borrower or any Security Party which requires the approval of all Lenders or the Majority Lenders (as the case may be),

the Agent shall provide each Lender with written notice of such request accompanied by such detailed background information as may be reasonably necessary (in the opinion of the Agent) to determine whether to approve such action. A Lender shall be deemed to have approved such action if such Lender fails to object to such action by written notice to the Agent within 10 days of that Lender’s receipt of the Agent’s notice or such other time as the Agent may state in the relevant notice as being the time available for approval of such action.

28	NOTICES

28.1	General

Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

28.2	Addresses for communications

A notice by letter, fax or e-mail shall be sent:

(a)	to the Borrower:	7, Avenue de Grande Bretagne

Office 11B2
MC 98000 Monaco

Tel No: + (377) 9798-2140
Fax: + (377) 9798-2141
Email: legal_corp@navios.com;
vpapaefthymiou@navios.com
	for the attention of:	Vasiliki Papaefthymiou

(b)	to a Lender:	At the address below its name in Schedule 1 (Lenders and Commitments) or (as the case may require) in the relevant Transfer Certificate.

(c)	to the Agent and Security Trustee:

	for general matters:	Hamburg Commercial Bank AG
BU Asset Based Finance / Shipping
Gerhart-Hauptmann-Platz 50
D-20095 Hamburg
Germany

Fax No: +302104295323
Attn: Mr Loukas Lagaras / Mr Solon Merikas

	for credit administrative matters:	Hamburg Commercial Bank AG
BU Business Operations
Loan & Collateral Operations
Gerhart-Hauptmann-Platz 50
20095 Hamburg
Germany

Fax No: +49 40 3333 34167

or to such other address as the relevant Party may notify the Agent or, if the relevant Party is the Agent or the Security Trustee, the Borrower, the Lenders and the Security Parties.

28.3	Effective date of notices

Subject to Clauses 28.4 (Service outside business hours) and 28.5 (Illegible notices):

(a)	a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered; and

(b)	a notice which is sent by fax shall be deemed to be served, and shall take effect, two hours after its transmission is completed.

28.4	Service outside business hours

However, if under Clause 28.3 (Effective date of notices) a notice would be deemed to be served:

(a)	on a day which is not a business day in the place of receipt; or

(b)	on such a business day, but after 5 p.m. local time,

the notice shall subject to Clause 28.5 (Illegible notices) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a business day.

28.5	Illegible notices

Clauses 28.3 (Effective date of notices) and 28.4 (Service outside business hours) do not apply if the recipient of a notice notifies the sender within one hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

28.6	Valid notices

A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a)	the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

28.7	Electronic communication

(a)

Any communication from the Agent or the other Creditor Parties made by electronic means will be sent unsecured and without electronic signature, however, the Borrower may request the Agent and the other Creditor Parties at any time in writing to change the method of electronic communication from unsecured to secured electronic mail communication.

(b)

The Borrower hereby acknowledges and accepts the risks associated with the use of unsecured electronic mail communication including, without limitation, risk of delay, loss of data, confidentiality breach, forgery, falsification and malicious software. The Agent and the other Creditor Parties shall not be liable in any way for any loss or damage or any other disadvantage suffered by the Borrower resulting from such unsecured electronic mail communication.

(c)

If the Borrower or any other Security Party wishes to cease all electronic communication, it shall give written notice to the Agent and the other Creditor Parties accordingly after receipt of which notice the Parties shall cease all electronic communication.

(d)	For as long as electronic communication is an accepted form of communication, the Parties shall:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(ii)	notify each other of any change to their respective addresses or any other such information supplied to them; and

in case electronic communication is sent to recipients with the domain <domain with ending>, the parties shall without undue delay inform each other if there are changes to the said domain or if electronic communication shall thereafter be sent to individual e-mail addresses.

(e)

The Borrower undertakes and declares that any documents to fulfil the disclosure of the financial circumstances according to Sec. 18 of the German Banking Act (KWG) that were or are hereinafter submitted to the Hamburg Commercial Bank AG electronically or on data carriers through the Borrower or any other Security Party or any of them or a third party are complete and correct. It further agrees and declares that:

(i)	it is irrelevant whether such documents were submitted with or without signature;

(ii)

documents submitted to Hamburg Commercial Bank AG electronically or on data carriers according to Sec. 18 of the German Banking Act (KWG) have the same legal significance as documents with signature in paper form; and

(iii)	until written revocation, the declaration under this Clause 28.7 (Electronic communication) shall remain valid.

28.8	English language

Any notice under or in connection with a Finance Document shall be in English.

28.9	Meaning of “notice”

In this Clause 28 (Notices), “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

29	SUPPLEMENTAL

29.1	Rights cumulative, non-exclusive

The rights and remedies which the Finance Documents give to each Creditor Party are:

(a)	cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

29.2	Severability of provisions

If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

29.3	Counterparts

A Finance Document may be executed in any number of counterparts.

29.4	Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

29.5	Benefit and binding effect

The terms of this Agreement shall be binding upon, and shall enure to the benefit of, the Parties and their respective (including subsequent) successors and permitted assigns and transferees.

29.6	Electronic disclosure

(a)

The Borrower hereby recognises as binding any relevant documents (whether signed or not) to fulfil the disclosure of the financial circumstances in accordance with Sec. 18 of the German Banking Act (KWG) that were or are, after the date of this Agreement, submitted to Hamburg Commercial Bank AG electronically or on data carriers through the Borrower, any Security Party or any third party and declares such documents as complete and correct.

(b)

Any documents submitted to Hamburg Commercial Bank AG electronically or on data carriers in accordance with Sec. 18 of the German Banking Act (KWG) have the same legal significance as any signed documents in paper form.

30	BAIL-IN

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

31	LAW AND JURISDICTION

31.1	English law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

31.2	Exclusive English jurisdiction

Subject to Clause 31.3 (Choice of forum for the exclusive benefit of the Creditor Parties), the courts of England shall have exclusive jurisdiction to settle any Dispute.

31.3	Choice of forum for the exclusive benefit of the Creditor Parties

Clause 31.2 (Exclusive English jurisdiction) is for the exclusive benefit of the Creditor Parties, each of which reserves the right:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Borrower shall not commence any proceedings in any country other than England in relation to a Dispute.

31.4	Process agent

The Borrower irrevocably appoints Hill Dickinson Services (London) Limited at their office for the time being, presently at The Broadgate Tower, 7th Floor, 20 Primrose Street, London EC2A 2EW, England to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

31.5	Creditor Party rights unaffected

Nothing in this Clause 31 (Law and Jurisdiction) shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

31.6	Meaning of “proceedings” and “Dispute”

In this Clause 31 (Law and Jurisdiction), “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement) or any non-contractual obligation arising out of or in connection with this Agreement.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

EXECUTION PAGES

BORROWER

SIGNED by GEORGIOS PANAGAKIS	) /s/ GEORGIOS PANAGAKIS
as an attorney-in-fact )
for and on behalf of )
NAVIOS MARITIME PARTNERS L.P. )
in the presence of: )

/s/ AIKATERINA DIMITRIOU
AIKATERINA DIMITRIOU
WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
176 74 KALLITHEA
ATHENS - GREECE

LENDERS

SIGNED by CHARALAMPOS KAZANTZIS	) /s/ CHARALAMPOS KAZANTZIS
for and on behalf of )
HAMBURG COMMERCIAL BANK AG )
in the presence of: )

/s/ AIKATERINA DIMITRIOU
AIKATERINA DIMITRIOU
WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
176 74 KALLITHEA
ATHENS - GREECE

AGENT

SIGNED by CHARALAMPOS KAZANTZIS	) /s/ CHARALAMPOS KAZANTZIS
for and on behalf of )
HAMBURG COMMERCIAL BANK AG )
in the presence of: )

/s/ AIKATERINA DIMITRIOU
AIKATERINA DIMITRIOU
WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
176 74 KALLITHEA
ATHENS - GREECE

MANDATED LEAD ARRANGER

SIGNED by CHARALAMPOS KAZANTZIS	) /s/ CHARALAMPOS KAZANTZIS
for and on behalf of )
HAMBURG COMMERCIAL BANK AG )
in the presence of: )

/s/ AIKATERINA DIMITRIOU
AIKATERINA DIMITRIOU
WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
176 74 KALLITHEA
ATHENS - GREECE

SECURITY TRUSTEE

SIGNED by CHARALAMPOS KAZANTZIS	) /s/ CHARALAMPOS KAZANTZIS
for and on behalf of )
HAMBURG COMMERCIAL BANK AG )
in the presence of: )

/s/ AIKATERINA DIMITRIOU
AIKATERINA DIMITRIOU
WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
176 74 KALLITHEA
ATHENS - GREECE